SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the unaudited consolidated financial statements for the nine-month period ended on March 31, 2008 and March 31, 2007 filed with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Financial Statements

corresponding to the nine-month periods

ended March 31, 2008 and 2007

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Name of the Company:	Cresud Sociedad Anónima
Comercial, Inmobiliaria,
Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

Fiscal year No. 73 started on July 1, 2007

Financial Statements for the nine-month period ended March 31, 2008

In comparative format with previous fiscal year

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	December 05, 2007

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the consolidated Financial Statements

CAPITAL STATUS ( Note 3 of basic financial statements)
SHARES

Type of stock	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Ordinary certified shares of Ps.1 face value and 1 vote each	500,774,772	500,774,772	500,774,772

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of March 31, 2008 and 2007 and June 30, 2007

	March 31, 2008 (Notes 1, 2 and 3) Pesos	June 30, 2007 (Notes 1, 2 and 3) Pesos	March 31, 2007 (Notes 1, 2 and 3) Pesos		March 31, 2008 (Notes 1, 2 and 3) Pesos	June 30, 2007 (Notes 1, 2 and 3) Pesos	March 31, 2007 (Notes 1, 2 and 3) Pesos
ASSETS				LIABILITIES
Current Assets				Current Liabilities
Cash and banks (Note 4.a.)	137,658,916	46,930,644	81,163,170	Debts:
Investments (Note 4.b.)	577,257,120	39,841,438	7,395,463	Trade accounts payable (Note 4.g.)	45,429,054	30,935,851	35,550,761
Trade accounts receivable (Note 4.c.)	27,252,529	37,930,596	10,138,773	Loans (Note 4.h.)	176,243,760	122,749,734	111,867,701
Other receivables (Note 4.d.)	49,031,741	39,611,870	20,061,798	Salaries and social security payable (Note 4.i.)	3,443,759	4,219,120	2,691,756
Inventories (Note 4.e.)	106,679,512	52,460,289	74,850,519	Taxes payable (Note 4.j.)	14,237,197	6,699,044	7,426,126
Other assets (Note 4.f.)	19,802,484	—	—	Advances from customs (Note 4.k.)	11,969,669	—	—

Total current assets	917,682,302	216,774,837	193,609,723	Other debts (Note 4.l.)	19,745,639	3,087,957	4,388,902

				Total Debts	271,069,078	167,691,706	161,925,246

				Total current liabilities	271,069,078	167,691,706	161,925,246

				Non-current liabilities
Non-current assets				Trade accounts payable (Note 4.g.)	—	246,231	392,740
Other receivables (Note 4.d.)	40,355,595	43,236,560	45,145,571	Loans (Note 4.h.)	—	24,744,000	24,800,000
Inventories (Note 4.e.)	75,402,750	68,345,438	66,835,022	Taxes payable (Note 4.j.)	43,432,074	51,312,237	42,919,394
Investments on controlled and related companies (Note 4.b.)	856,580,542	503,860,500	505,295,429	Other debts (Note 4.l.)	306,927	347,549	433,309
Other investments (Note 4.b.)	352,260	37,468,260	37,220,716	Previsions (Schedule E)	1,796,830	1,747,606	285,811

Fixed assets, net (Schedule A)	263,165,138	245,919,561	238,813,485	Total Non-current liabilities	45,535,831	78,397,623	68,831,254

Intangible assets, net (Schedule B)	23,017,192	23,581,646	23,581,646	Total Liabilities	316,604,909	246,089,329	230,756,500

Subtotal Non-Current Assets	1,258,873,477	922,411,965	916,891,869

Goodwill (Note 4.b.)	(112,048,045)	(67,306,386)	(70,189,477)	Minority interest	1,238,352	836,872	495,572

Total Non-Current Assets	1,146,825,432	855,105,579	846,702,392	SHAREHOLDERS’ EQUITY	1,746,664,473	824,954,215	809,060,043

Total Assets	2,064,507,734	1,071,880,416	1,040,312,115	Total Liabilities and Shareholders’ Equity	2,064,507,734	1,071,880,416	1,040,312,115

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

Corresponding to the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

	March 31, 2008 (Notes 1, 2 and 3) Pesos	March 31, 2007 (Notes 1, 2 and 3) Pesos
Production income:
Crops	36,450,225	30,857,314
Beef cattle	20,346,374	17,268,886
Milk	13,467,756	7,409,701

Total production income	70,264,355	55,535,901

Cost of production (Schedule F.2):
Crops	(24,915,697)	(20,986,576)
Beef cattle	(14,379,914)	(10,453,631)
Milk	(8,842,296)	(4,886,330)

Total cost of production	(48,137,907)	(36,326,537)

Production profit	22,126,448	19,209,364

Sales:
Crops	53,069,384	16,894,506
Beef cattle	18,938,670	20,628,763
Milk	13,212,904	6,668,677
Feed Lot	—	3,102,229
Others	18,017,791	7,084,793

Total Sales	103,238,749	54,378,968

Cost of sales (Schedule F.1):
Crops	(47,793,438)	(16,507,128)
Beef cattle	(17,644,601)	(19,511,316)
Milk	(13,293,382)	(6,668,677)
Feed Lot	—	(2,784,316)
Others	(9,201,631)	(2,797,301)

Total cost of sales	(87,933,052)	(48,268,738)

Sales profit	15,305,697	6,110,230

Gross profit	37,432,145	25,319,594

Selling expenses (Schedule H)	(7,906,368)	(3,205,380)
Administrative expenses (Schedule H)	(15,217,181)	(11,547,822)
Gain from sale of farm	3,259,522	436,629
Holding gain – Others assets	17,424,454	—
Holding gain – Beef cattle (Schedules F.1 and F.2)	3,524,987	1,398,370
Holding gain – Crops, raw materials and MAT	(4,740,448)	326,888

Operating gain (loss)	33,777,111	12,728,279

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	(7,957,150)	(852,638)
Interest income	2,229,575	1,495,613
Doubtful Accounts (Schedule E)	(58,851)	—
Tax on banking debits and credits	(3,400,280)	(1,559,860)
Holding gain and result of transactions on securities investment	1,156,300	496,044
Interest on bonds	(387,392)	2,219,032
Others	14,595	25,995

Total	(8,403,203)	1,824,186

Generated by liabilities:
Reference stabilization index (CER)		(7,677)
Financial expenses:		—
Interest on Convertible bonds	(88,383)	(2,537,248)
Interest on loans	(16,878,032)	(7,483,668)
Others	(674,986)	(509,607)
Exchange differences and discounts	(1,283,002)	(122,886)

Total	(18,924,403)	(10,661,086)

Other income and expenses, net
Gains from other fixed assets sales	425	52,508
Others	367,766	(367,030)
Shareholders’ personal assets tax and miscellaneous	(3,571,027)	(2,686,199)

	(3,202,836)	(3,000,721)

Gain from controlled and related companies	20,138,943	40,188,874
Management fee	(2,975,556)	(4,079,574)

Net income before income tax and minority interest	20,410,056	36,999,958

Income tax benefit (expense)	7,560,698	(348,091)
Minority interest	(344,471)	64,299

Net income for the period	27,626,283	36,716,166

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

Corresponding to the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

	March 31, 2008 (Notes 1, 2 and 3) Pesos	March 31, 2007 (Notes 1, 2 and 3) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	85,243,861	27,377,050
Cash and cash equivalents at the end of the period	714,127,166	87,091,388

Net increase in cash and cash equivalents	628,883,305	59,714,338
Causes of changes in cash and cash equivalents
Operating activities
Income for the period	27,626,283	36,716,166
Accrued interest during the period	16,957,905	10,079,192
Income tax	(7,560,698)	348,091
Adjustments made to reach net cash flow from operating activities
Income from interest in related companies	(20,138,943)	(40,188,874)
Minority interest	401,481	(64,299)
Increase in allowances, provisions and accruals	11,988,834	5,560,408
Depreciation of fixed assets	3,549,969	3,276,376
Amortization of intangible assets	564,454
Holding gain – Inventory	1,215,461	(1,799,820)
Financial results	(495,370)	(1,733,991)
Gain from sale of fixed assets	(3,259,522)	(489,137)
Holding gain – other assets	(17,424,454)	—
Changes in operating assets and liabilities
Decrease in current investments	362,250	4,587,159
Decrease (increase) in trade accounts receivable	10,580,750	(749,382)
Increase in other receivables	(23,382,802)	(10,120,886)
Increase in inventories	(63,697,045)	(50,265,176)
Increase in social security payables, taxes payable and advances from customers	18,412,996	4,415,252
Increase in trade accounts payable	9,072,934	9,874,055
Dividends collected	1,708,238	1,262,479
Increase (decrease) in other debts	13,641,504	(894,024)

Cash flows applied to operating activities	(19,875,775)	(30,186,411)

Investment activities
Increase in interest related companies	(250,756,934)	(726,805)
Acquisition and upgrading of fixed assets	(22,797,767)	(19,569,150)
Collection of receivables from sale of fixed assets	17,743,032	3,850,808
Sale of fixed assets	3,775,962	564,464

Cash flows applied to investment activities	(252,035,707)	(15,880,683)

Financing activities
Capital Increase (Note 16)	881,040,600	—
Exercise of Warrant	11,161,503	83,183,660
Dividends paid	(8,250,000)	(5,500,000)
Increase in financial loans	76,477,542	75,086,654
Decrease in financial loans	(55,942,159)	(44,758,322)
Decrease in other liabilities	—	(2,230,560)
Decrease in trade accounts payable ( seller financing)	(3,692,699)	—

Cash flows provided by financing activities	900,794,787	105,781,432

Net increase in cash and cash equivalents	628,883,305	59,714,338

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	1,205,049	—
Increase in other receivables by sale of fixed assets	310,900	—
Increase in interest in related companies through a decrease of non-current investment	37,764,000	—
Repayment of financial loans through issue of stock by exercise of conversion right	8,518,791	68,841,945

Complementary information
Interest paid	10,503,575	7,005,219
Income tax paid	2,828,507	1,738,045

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements

Corresponding to the nine-month periods beginning on July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

NOTE 1: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of the unifying accounting standards aproved by the Comisión Nacional de Valores (C.N.V.), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), the Balance Sheet as of March 31, 2008 and 2007 and the Statements of Income and the Statements of Cash Flows for the nine-month periods ended on those dates were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares (see Note 1.b to the basic financial statements).

Since December 31, 2006, Cresud S.A. has stopped the application of the proportional consolidation method with Cactus Argentina S.A. (Cactus), due to the reduction of the interest in Cactus from 50% to 24% (see Note 12.c of the basic financial statements).

The financial statements of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A. and Agropecuaria Cervera S.A. as of March 31, 2008 and 2007 have been used in order to determine the investment at its equity value and line by line consolidation.

For purposes of comparability, certain reclassifications have been made on the information as of June 30, 2007 and March 31, 2007.

These Financial Statements and the corresponding notes and schedules are presented in Argentine Pesos.

NOTE 2: CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99	99.99
Futuros y Opciones.Com S.A.	68.10	68.10
Agropecuaria Cervera S.A.	90.00	99.99	(*)

(*)	Includes Interests in Participations of Inversiones Ganaderas S.A.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2 of the basic financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

When adding Agropecuaria Cervera S.A. (ACER), the total price paid was allocated to identified individual assets; they include PS. 23.6 million as concession rights that are booked as intangible assets (See Exhibit B) to these stand-alone financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of Agropecuaria Cervera S.A. (ACER) and not explained in the valuation criteria note of the holding company are as follows:

Valuation criteria - fixed assets

The tree plantations included in the caption have been valued at replacement cost in accordance with the Tree Plantation Increase Report made in December 2003 by a forestry expert at the request of ACER previous shareholders.

ACER former board of directors based on such report as well as on own estimates accepted the value of Ps. 4,320,000 and recorded an equal amount in retained earnings in shareholders equity.

The current ACER management has reclassified such asset as Fixed Asset on the basis of its destination of use.

Long-term investments

Long-term investments of Inversiones Ganaderas S.A. (IGSA) in affiliates were valued by the equity method.

The positive goodwill related to acquiring an additional interest in IRSA Inversiones y Representaciones S.A. generated by the acquisition of GDR’s has been valued at cost, which was calculated as the difference between the value paid by such investment and the book value of the interest acquired. As to this goodwill, IGSA is currently analyzing the fair value of assets and liabilities acquired, identified as provided by Technical Resolution No. 21. point 1.3.1.

Other considerations – concessions granted

Among other goods and rights ACER has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ACER.

Among other obligations ACER has to invest Ps. 16 million in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism, and has to pay an annual US$ 60,000 cannon to the province of Salta to be paid as from the 20th year as from the commencement of the concession.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: Details of consolidated balance sheet and consolidated statement of income accounts

As of March 31, 2008 and 2007, and as of June 30, 2007, the principal items of the financial statements are as follow:

a. Cash and banks

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Cash	67,386	75,085	94,474
Foreign currency (Schedule G)	17,802	4,137	5,465
Local currency checking account	6,080,136	7,258,440	4,149,994
Foreign currency checking account (Schedule G)	106,054,116	39,189,438	76,789,252
Local currency saving account	53,022	49,708	75,869
Foreign currency saving account (Schedule G)	46,584	4,360	7,886
Checks to be deposited	25,339,870	349,476	40,230

	137,658,916	46,930,644	81,163,170

b. Investments and Goodwill

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Investment
Investment (Schedules C and G)	577,257,120	39,841,438	7,395,463

	577,257,120	39,841,438	7,395,463

Investment from related companies
Investment from related companies (Note 12 and schedule C)	856,580,542	503,860,500	505,295,429

	856,580,542	503,860,500	505,295,429

Other investments
Other investments (Schedules C and G)	352,260	37,468,260	37,220,716

	352,260	37,468,260	37,220,716

Goodwill
Goodwill (Schedule C)	(112,048,045)	(67,306,386)	(70,189,477)

	(112,048,045)	(67,306,386)	(70,189,477)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

c. Trade accounts receivable

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Accounts receivable in local currency	25,198,139	36,594,225	8,559,710
Less:
Allowance for doubtful accounts (Schedule E)	(431,210)	(372,359)	(372,359)
Accounts receivable in foreign currency (Schedule G)	1,450,852	638,020	1,938,419
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	921,266	1,069,777	12,849
IRSA Inversiones y Representaciones S.A.	112,549		—
Comercializadora los Altos S.A. (Ex-Alto City.Com S.A.)	933	933	154

	27,252,529	37,930,596	10,138,773

d. Other receivables

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Prepaid leases	78,884	6,434,233	718,365
Income tax prepayments and tax credit (net of accrual for income tax)	14,357,163	10,276,688	4,011,947
Guarantee deposits and premiums (Schedule G)	1,873,025	2,805,415	3,142,675
Secured by mortgage (Schedule G)	6,999,442	6,995,220	3,081,097
Prepaid expenses	148,423	193,568	122,552
Other tax credit	208,493	249,905	89,809
Tax on minimum presumed income	20,972	—	—
Outstanding Valued Added tax, Gross sales tax and others tax credit	19,058,808	7,097,093	2,837,111
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	3,283,150	4,266,771	4,159,990
IRSA Inversiones y Representaciones S.A. (Schedule G)	—	106,903	82,419
Agro-Uranga S.A.	1,018,364	511,221	601,684
BrasilAgro – Companhia Brasileira de Propiedades Agrícolas	—	30,537	30,537
Inversiones Financieras del Sur S.A.	76,805		—
Credits to employees	145,026	225,994	145,310
Directors	991	735	—
Others (Schedule G)	1,762,195	417,587	1,038,302

	49,031,741	39,611,870	20,061,798

Non-current
Prepaid leases	277,455	179	179
Outstanding Valued Added tax, Gross sales tax and others tax credit	10,372,240	21,603,289	32,426,162
Secured by mortgage (Schedule G)	11,187,818	13,097,871	5,690,057
Tax on minimum presumed income	17,770,587	7,750,517	6,238,499
Deferred tax	747,495	538,473	397,934
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A. (Schedule G)	—	4,100	6,532
Alto Palermo S.A. (Schedule G)	—	178,341	284,147
IRSA Inversiones y Representaciones S.A. (Schedule G)	—	41,117	65,935
Others (Schedule G)	—	22,673	36,126

	40,355,595	43,236,560	45,145,571

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE4: (Continued)

e. Inventories

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Beef cattle	15,810,571	11,130,777	13,547,883
Crops	24,761,635	30,866,271	23,777,230
Unharvested crops	47,588,061	2,673,752	27,822,308
Seeds and fodder	3,630,843	2,250,776	2,955,201
Materials and others	14,888,402	5,538,713	6,681,916
Advances to suppliers	—	—	65,981

	106,679,512	52,460,289	74,850,519

Non-Current
Beef cattle	75,402,750	68,345,438	66,835,022

	75,402,750	68,345,438	66,835,022

f. Others assets

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Properties for sale – (real states)	19,802,484	—	—

	19,802,484	—	—

g. Trade accounts payable

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Suppliers in local currency	13,855,927	1,021,578	5,439,611
Suppliers in foreign currency (Schedule G) (1)	8,940,436	13,233,514	13,394,691
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolivar S.A.	160,678	40,508	25,776
Alto Palermo S.A.	332,699	1,075,643	634,946
IRSA Inversiones y Representaciones S.A.	—	124,752	284,083
Cactus Argentina S.A.	223,985	669,346	92,425
Estudio Zang, Bergel & Viñes	813,886	328,551	209,745
Fundación IRSA	1,073,000	1,800,000	2,200,000
CYRSA S.A.	40,074	—	—
Accrual for other expenses (Schedule G)	18,728,545	11,478,248	10,017,666
Accrual for harvest expenses	1,259,824	1,163,711	3,251,818

	45,429,054	30,935,851	35,550,761

Non-Current
Accrual for other expenses (Schedule G)	—	246,231	392,740

	—	246,231	392,740

(1)	As of March 31, 2008 includes US$ 1,449,726 from the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage. See Note 11 to the basic financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

h. Loans
	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Local financial loans (Note 15 and schedule G)	150,899,760	114,005,729	102,092,963
Foreign financial loans (Notes 15, 16 and schedule G)	25,344,000	—	—
Convertible Notes 2007 Interest payable (Schedule G)	—	85,460	284,281
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:			—
Directors	—	3,148	3,148
Convertible Notes 2007 expenses	—	(12,742)	(23,215)
Convertible Notes 2007 (Schedule G)	—	8,563,979	9,406,364
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	—	104,160	104,160

	176,243,760	122,749,734	111,867,701

Non-Current
Foreign financial loans (Notes 15, 16 and schedule G)	—	24,744,000	24,800,000

	—	24,744,000	24,800,000

i. Salaries and social security payable
	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Accrual for vacation and statutory annual bonus	2,861,907	3,775,108	2,675,816
Social security taxes payable	532,960	88,647	286
Salaries payable	17,167	277	—
Health care payable	23,931	32,694	15,346
Others	7,794	322,394	308

	3,443,759	4,219,120	2,691,756

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

j. Taxes payable

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Accrual for income tax	390,667	—	242,276
Tax on minimum presumed income	10,152,523	5,503,470	4,004,291
Value added tax	28,976	219,776	—
Property tax payable	35,418	230,361	179,644
Taxes withheld Income tax	504,902	518,641	126,841
Gross sales tax payable	96,161	193,103	10,220
Taxes withheld-Gross sales tax payable	7,278	937	4,222
Taxes withheld-Value added tax payable	2,553	20,270	10,808
Others	3,018,719	12,486	2,847,824

	14,237,197	6,699,044	7,426,126

Non-current
Deferred income tax	43,432,074	51,312,237	42,897,006
Tax on minimum presumed income	—	—	22,388

	43,432,074	51,312,237	42,919,394

k. Advanced from customs

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Advanced from customs (Schedule G)	11,969,669	—	—

	11,969,669	—	—

k. Other debts

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Management fees accrual	2,801,434	2,817,997	4,079,574
Other income to be accrued	54,164	—	—
Loan to FYO minority shareholders	134,196	134,196	134,196
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	124,800	81,600	59,757
Others in local currency	90,894	54,164	115,375
Others In foreigh currency (Schedule G)	16,540,151	—	—

	19,745,639	3,087,957	4,388,902

Non-current
Other income to be accrued	306,927	347,549	433,309

	306,927	347,549	433,309

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:

a)	Assets based on their estimated collection term (in Pesos)

	Current and non-current Investment			Trade accounts receivable			Other receivables
Based on their estimated collection term	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007
4th quarter 2007/2006 financial period	—	—	1,124,267	—	—	9,956,927	—	—	9,776,246
1st quarter 2008/2007 financial period	—	—	—	—	37,930,596	—	—	17,675,316	2,990,282
2nd quarter 2008/2007 financial period	—	379,408	—	—	—	—	—	3,822,775	490,789
3rd quarter 2008/2007 financial period	—	—	—	—	—	—	—	1,422,981	765,764
4th quarter 2008/2007 financial period	—	—	—	27,252,529	—	—	31,684,243	4,703,416	164,555
1st quarter 2009/2008 financial period	—	—	—	—	—	—	8,776,185	2,178,303	2,183,297
2nd quarter 2009/2008 financial period	—		—	—	—	—	1,708,896	—	—
3rd quarter 2009/2008 financial period							1,723,024	—	—
4th quarter 2009/2008 financial period	—	—	—	—	—	—	3,801,565	3,710,415	—
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,792,344	1,749,369	1,753,380
4th quarter 2010/2009 financial period	—	—	—	—	—	—	3,801,565	3,710,415	—
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,792,344	1,749,369	1,753,380
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	577,257,120	39,462,030	6,271,196	—	—	181,846	5,139,393	11,987,382	6,038,717
With no stated non-current term	352,260	37,468,260	37,220,716	—	—	—	29,167,777	30,138,689	39,290,959

Total	577,609,380	77,309,698	44,616,179	27,252,529	37,930,596	10,138,773	89,387,336	82,848,430	65,207,369

b)	Assets classified according to their interest rate (in Pesos)

	Current and non-current Investment			Trade accounts receivable			Other receivables
Interest rate that they accrue	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007
At fixed interest rate	—	37,116,000	37,199,999	—	—	—	17,461,986	23,995,134	8,606,937
At variable interest rate	577,257,120	39,462,030	6,271,196	—	—	—	—	—	13,236,463
Non-interest bearing	352,260	731,668	1,144,984	27,252,529	37,930,596	10,138,773	71,925,350	58,853,296	43,363,969

Total	577,609,380	77,309,698	44,616,179	27,252,529	37,930,596	10,138,773	89,387,336	82,848,430	65,207,369

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5 (Continued):

a)	Liabilities based on their estimated payment term (in Pesos)

Based on their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable
	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007
4th quarter 2007/2006	—	—	35,807,031	—	—	645,148	—	—	443,950
1st quarter 2008/2007	—	30,935,851	—	—	15,298,547	14,749,006	—	3,502,650	1,776,557
2nd quarter 2008/2007	—	—	—	—	10,618,597		—	716,470	471,249
3rd quarter 2008/2007	—	—	—	—	—	9,487,309	—	—	—
4th quarter 2008/2007	45,282,576	—	—	25,325,428	—	—	1,029,101	—	—
1st quarter 2009/2008	—	—	—	21,557,226	—	—	1,746,615	—	—
2nd quarter 2009/2008	—	—	—	25,344,000	24,744,000	24,800,000	668,043	—	—
3rd quarter 2009/2008						—	—		—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	146,478	—	11,351	104,017,106	96,832,590	86,986,238	—	—	—
With no stated non-current term	—	246,231	125,119	—	—	—	—	—	—

Total	45,429,054	31,182,082	35,943,501	176,243,760	147,493,734	136,667,701	3,443,759	4,219,120	2,691,756

Based on their estimated payment term	Taxes payable			Advanced from customs			Other debts			Provisions
	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007
4th quarter 2007/2006	—	—	7,084,369	—	—	—	—	—	4,139,331	—	—	—
1st quarter 2008/2007	—	6,590,222	—	—	—	—	—	2,913,138	—	—	—	—
2nd quarter 2008/2007	—	108,822	99,481	—	—	—	—	13,541	—	—	—	—
3rd quarter 2008/2007	—	—	242,276	—	—	—	—	13,541	—	—	—	—
4th quarter 2008/2007	1,078,804	—	—	11,969,669	—	—	19,570,820	13,541	—	—	—	—
1st quarter 2009/2008	—	—	—	—	—	—	13,541	—	—	—	—	—
2nd quarter 2009/2008	13,158,393	—	—	—	—	—	13,541	—	—	—	—	—
3rd quarter 2009/2008	—	—	—	—	—	—	13,541	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	134,196	134,196	249,571	—	—	—
With no stated non-current term	43,432,074	51,312,237	42,919,394	—	—	—	306,927	347,549	433,309	1,796,830	1,747,606	285,811

Total	57,669,271	58,011,281	50,345,520	11,969,669	—	—	20,052,566	3,435,506	4,822,211	1,796,830	1,747,606	285,811

b)	Liabilities classified according to their interest rate (in Pesos)

	Trade accounts payable			Loans			Salaries and social security payable
Interest in rate that they accrue	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007
At fixed interest rate	4,920,475	4,484,003	4,439,062	174,821,907	147,405,126	136,380,272	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	40,508,579	26,698,079	31,504,439	1,421,853	88,608	287,429	3,443,759	4,219,120	2,691,756

Total	45,429,054	31,182,082	35,943,501	176,243,760	147,493,734	136,667,701	3,443,759	4,219,120	2,691,756

	Taxes payable			Advanced from customs			Other debts			Provisions
Interest in rate that they accrue	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007
At fixed interest rate	—	—	—	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	13,541	—	—	—	—
Non-interest bearing	57,669,271	58,011,281	50,345,520	11,969,669	—	—	20,052,566	3,421,965	4,822,211	1,796,830	1,747,606	285,811

Total	57,669,271	58,011,281	50,345,520	11,969,669	—	—	20,052,566	3,435,506	4,822,211	1,796,830	1,747,606	285,811

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 6: EARNINGS PER SHARE

Following is a reconciliation between the weighted average of outstanding shares of common stock and the diluted weighted average of shares of common stock. As of March 31, 2008, it has been determined considering the possibility that the holders of options issued by the Company exercise them in shares of common stock of the Company up to 60,000,000 shares (See Note 16). As of March 31, 2007, the diluted weighted average of shares of common stock has been determined considering the possibility that the holders of corporate bonds convertible into shares of common stock of the Company for up to an amount in nominal value of US$ 50,000,000, mentioned in Note 13 to the stand-alone financial statements would exercise their right to convert the bonds they held into shares.

	March 31, 2008	March 31, 2007
Average appraised stock in circulation	319,997,477	226,737,205
Average appraised diluted ordinary stock	327,415,659	321,214,392

	March 31, 2008	March 31, 2007
Earnings for the calculation of basic earnings per share	27,626,283	36,716,166
Exchange differences	—	184,879
Financing expenses	—	2,537,248
Income tax	—	(888,570)
Management fees	—	(183,356)
Earnings for the calculation of diluted earnings per share	27,626,283	38,366,367

BASIC Earnings per share	March 31, 2008	March 31, 2007
Earnings	27,626,283	36,716,166
Number of shares	319,997,477	226,737,205
Earnings per share	0.09	0.16

DILUTED Earnings per share	March 31, 2008	March 31, 2007
Earnings	27,626,283	38,366,367
Number of shares	327,415,659	321,214,392
Earnings per share	0.08	0.12

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 7: SEGMENT INFORMATION

As of March 31, 2008:

Description	Crops Pesos	Beef Cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Without specific allocation Pesos	Total Pesos
Sales	53,069,384	18,938,670	13,212,904	—	18,017,791	—	103,238,749
Assets	279,544,167	107,428,761	101,391,344	11,351,073	6,367,688	(1)1,558,424,701	2,064,507,734
Liabilities	28,522,938	19,228,132	716,591	223,985	134,239	267,779,024	316,604,909
Fixed asset additions (transfers)	14,647,053	6,955,480	462,889	—	192,167	1,328,619	23,586,208
Depreciation of fixed assets	1,942,120	940,790	118,035	—	99,063	449,961	3,549,969
Amortization of intangible assets	—	—	—	—	564,454	—	564,454
Income (loss) from related parties	3,685,058	24,894	472,994	(9,617)	—	15,965,614	20,138,943

(1)	Includes investment in BrasilAgro and IRSA. See Schedule C.

As of March 31, 2007:

Description	Crops Pesos	Beef Cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Without specific allocation Pesos	Total Pesos
Sales	16,894,506	20,628,763	6,668,677	3,102,229	7,084,793	—	54,378,968
Assets	200,112,195	143,108,164	52,021,328	10,439,272	2,990,428	(2) 631,640,728	1.040.312,115
Liabilities	17,358,848	4,915,983	109,688	92,425	380,572	207,898,984	230,756,500
Fixed asset additions	6,672,772	5,442,193	247,140	—	351,972	6,874,781	19,588,858
Depreciation of fixed assets	1,559,763	905,671	329,845	—	—	355,152	3,150,431
Amortization of intangible assets	—	—	—	—	—	—	—
Income from related parties	3,148,328	20,559	390,623	85,466	—	36,543,898	40,188,874

(2)	Includes investment in BrasilAgro and IRSA. See Schedule C.

NOTE 8: “EXAGRIND S.A. – ESTANCIA SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES” LAWSUIT

Exagrind S.A. has filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) on claims for damages and losses produced by a fire in Estancia San Rafael, which is close to Tali Sumaj, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,914,600 at the date the claim was filed.

In turn, IGSA filed an extraordinary appeal with the High Court of the Province of Catamarca, requesting to be given the remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of IGSA is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This measure was lifted in June 2007 and a real estate on attachment has been accepted in replacement.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 9: RESTRICTED ASSETS

In agreement with Note 8 to the consolidated financial statements, on June 4, 2007 a pre-judgement attachment was seized on the “Tali Sumaj” land owned by IGSA in substitution for a more burdensome measure that had been previously ordered.

NOTE 10: SECURITIES LOAN

On March 12, 2008, Inversiones Ganaderas S.A. (IGSA) executed a securities loan agreement with Inversiones Financieras del Sur S.A. by which it was granted 790,631 Global Depositary Shares (GDRs) represented by Global Depositary Receipts representative of 10 book-entry shares of common stock, with a face value of PS. 1 per share, of IRSA Inversiones y Representaciones Sociedad Anónima, which are free of any encumbrance and are freely available for IGSA.

This loan does not imply transferring any political or economic rights related to the GDR’s, which will be held by IGSA. As regards exercising the political rights (vote), the Parties agreed that IGSA will grand a power of attorney to Inversiones Financieras del Sur S.A. with the respective voting instructions. As regards dividends, Inversiones Financieras del Sur S.A. commits itself to transferring forthwith to IGSA the funds related to this item.

This loan will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. It will be effective for 30 days and may be renewed for periods, up to a maximum of 360 days

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

Corresponding to the nine-month periods beginning on July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1, 2, and 3)

Schedule A

					Depreciation					Net carrying value as of March 31, 2008 Pesos	Net carrying value as of June 30, 2007 Pesos	Net carrying value as of March 31, 2007 Pesos
Principal Account	Value at the beginning of the year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the period/year Pesos	Rate %	Accumulated at the beginning of the year Pesos	Decrease of the period/year Pesos	Current period/year Pesos	Accumulated at the end of the period/year Pesos
Real estate	165,705,340	4,725,427	2,008,242	168,422,525	—	—	—	—	—	168,422,525	165,705,340	155,048,305
Wire fences	7,039,919	—	339,656	6,700,263	3	1,282,469	54,212	168,053	1,396,310	5,303,953	5,757,450	3,424,667
Watering troughs	4,984,248	63,710	193,019	4,854,939	5	1,324,441	68,417	171,494	1,427,518	3,427,421	3,659,807	2,649,688
Alfalfa fields and meadows	3,730,764	228,551	—	3,959,315	12-25-50	1,740,283	—	421,487	2,161,770	1,797,545	1,727,975	1,440,717
Buildings and constructions	30,793,614	171,874	54,632	30,910,856	2	3,271,366	8,446	482,191	3,745,111	27,165,745	27,784,754	26,973,353
Machinery	11,287,083	727,012	—	12,014,095	10	7,752,898	—	566,922	8,319,820	3,694,275	3,534,185	3,616,933
Vehicles	2,432,123	267,235	48,869	2,650,489	20	1,380,273	40,576	283,337	1,623,034	1,027,455	1,051,850	925,599
Tools	210,421	7,320	—	217,741	10	162,242	—	7,959	170,201	47,540	48,179	48,863
Furniture and equipment	1,240,115	98,279	—	1,338,394	10	913,828	—	67,059	980,887	357,507	326,287	351,034
Corral and leading lanes	944,420	14,865	23,867	935,418	3	175,296	3,396	22,438	194,338	741,080	769,124	727,454
Roads	2,185,824	—	—	2,185,824	10	816,673	—	133,991	950,664	1,235,160	1,369,151	1,179,866
Facilities	13,745,648	165,876	1,322	13,910,202	10-20-33	6,765,779	264	790,764	7,556,279	6,353,923	6,979,869	6,156,694
Computer equipment	2,551,108	198,403	3,495	2,746,016	20	1,444,381	2,896	377,214	1,818,699	927,317	1,106,727	1,094,734
Silo plants	1,277,416	—	—	1,277,416	5	464,374	—	55,869	520,243	757,173	813,042	647,753
Constructions in progress	8,746,010	10,715,273	228,551	19,232,732	—	—	—	—	—	19,232,732	8,746,010	19,303,932
Advances to suppliers	295,767	1,026,778	295,767	1,026,778	—	—	—	—	—	1,026,778	295,767	469,463
Forest Products- Posts	109,157	52,299	50,930	110,526	—	—	—	—	—	110,526	109,157	80,983
Forest Products raw materials	4,320,000	—	—	4,320,000	—	—	—	—	—	4,320,000	4,320,000	4,320,000
Improvements in third parties buildings	11,834,652	6,064,232	661,445	17,237,439	—	19,765	—	1,191	20,956	17,216,483	11,814,887	10,353,447

Total as of March 31, 2008	273,433,629	24,527,134	3,909,795	294,050,968		27,514,068	178,207	3,549,969	30,885,830	263,165,138

Total as of June 30, 2007	246,383,511	50,575,370	23,525,252	273,433,629		23,895,844	714,898	4,333,122	27,514,068		245,919,561

Total as of March 31, 2007	246,383,511	19,588,858	290,688	265,681,681	—	23,895,844	178,079	3,150,431	26,868,196			238,813,485

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Intangible Assets

Corresponding to the nine-month periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1, 2, and 3)

Schedule B

Principal Account	Value at the beginning of the year Pesos	Additions of the year/period Pesos	Value at the end of the year/period Pesos	Amortization				Net carrying value as of March 31, 2008 Pesos	Net carrying value as of June 30, 2007 Pesos	Net Carrying value as of March 31, 2007 Pesos
				Accumulated at the beginning of the year Pesos	Current period		Accumulated at the end of the year/period Pesos
					Rate %	Amount Pesos
Concessions received	23,581,646	—	23,581,646	—		564,454	564,454	23,017,192	23,581,646	23,581,646
Development expenditures	1,410,368	—	1,410,368	1,410,368	33.33	—	1,410,368	—	—	—
Organization expenses	448,818	—	448,818	448,818		—	448,818	—	—	—
Brands and patents	18,938	—	18,938	18,938		—	18,938	—	—	—

Total as of March 31, 2008	25,459,770	—	25,459,770	1,878,124		564,454	2,442,578	23,017,192

Total as of June 30, 2007	25,459,770	—	25,459,770	1,878,124		—	1,878,124		23,581,646

Total as of March 31, 2007	25,459,770	—	25,459,770	1,878,124		—	1,878,124			23,581,646

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the nine-month periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1, 2, and 3)

Schedule C

Type and characteristics of the securities	Amount	Value as of March 31, 2008 Pesos	Value as of June 30, 2007 Pesos	Value as of March 31, 2007 Pesos	Market value Pesos	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income for the period Pesos	Shareholders´ Equity Pesos

Current Investments
Mutual Funds
Bony Hamilton Fund in dollars	64,107,997	200,529,816	37,946,618	3,036,236	3.128000
Banco Río Special Fund in pesos		—	366,599	1,952,707
Deutsche Managed Dollar Fund	120,175,650	375,909,434	—	—	3.128000
BankBoston 1784 Fund	24,313	29,000	—	—	1.192769

		576,468,250	38,313,217	4,988,943

Bonds and Convertible Notes
Interest on IRSA Convertible Notes 2007 (US$)
Subsidiaries, related companies Law No, 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—	379,408	1,124,267
Global 2010 Bonds	110,000	105,805	120,899	117,811	0.961860
Bocon Pro 1	157,647	630	630	630	0.003996
Mortgage Bonds	729,877	682,435	1,027,284	1,073,825	0.935000

		788,870	1,528,221	2,316,533

Shares		—	—	89,987

MATBA		—	—	89,987

Total current investments		577,257,120	39,841,438	7,395,463

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the nine-month periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1, 2, and 3)

Schedule C (Cont.)

Type and characteristics of the securities	Amount	Value as of Marchr 31, 2008 Pesos	Value as of June 30, 2007 Pesos	Value as of March 31, 2007 Pesos	Market value Pesos		INFORMATION ON THE ISSUER
							Principal activity	Latest financial statements
								Capital Pesos	Income for the period Pesos	Shareholders´ Equity Pesos

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Agro-Uranga S.A.					Unlisted		Agriculture	2,500,000	11,709,471	24,589,822
Shares	893,069	8,784,163	6,895,791	7,208,359
Higher property value		11,179,150	11,179,150	11,179,150

		19,963,313	18,074,941	18,387,509

CACTUS ARGENTINA S.A. Shares	6,589,335	8,067,923	5,825,380	6,259,901	Unlisted		Explotation and Administration of Agriculture and beef products	27,455,563	(40,070)	33,616,347

		8,067,923	5,825,380	6,259,901

IRSA Inversiones y Representaciones S.A. Shares (Note 14)	218,116,880	713,208,272	411,903,577	418,848,524	4.55		Real Estate	578,676,461	22,877,832	1,892,182,072

		713,208,272	411,903,577	418,848,524

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas Shares	64,510	115,341,034	68,056,602	61,799,495	(1	) 11.06	Agriculture and Real Estate	875,381,000	7,195,000	1,045,423,000

		115,341,034	68,056,602	61,799,495

	Subtotal	856,580,542	503,860,500	505,295,429

Other Investments
IRSA Convertible Notes 2007 (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—	37,116,000	37,199,999
Coprolán		20,717	20,717	20,717	Unlisted
Exportaciones Agroindustriales Argentinas S.A.		241,556	241,556	—
Mercado a Termino de Buenos Aires		89,987	89,987	—

	Subtotal	352,260	37,468,260	37,220,716

Goodwill
IRSA Inversiones y Representaciones S.A. negative goodwill		(115,786,726)	(67,306,386)	(70,189,477)
BrasilAgro-Companhia Brasileira de Propiedades Agrícolas goodwill		3,738,681	—	—

	Subtotal	(112,048,045)	(67,306,386)	(70,189,477)

Total non-current investments		744,884,757	474,022,374	472,326,668

(1)	In Brazilian Reais

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Allowance and Provisions

Corresponding to the nine-month periods beginning on July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1, 2, and 3)

Schedule E

Item	Balances at the beginning of the year Pesos	Increases Pesos	Decreases Pesos	Applications Pesos	Value as of March 31, 2008 Pesos	Value as of June 30, 2007 Pesos	Value as of March 31, 2007 Pesos
Deducted from assets
Allowance for doubtful accounts	372,359	78,084	(19,233)	—	431,210	372,359	372,359
Included in liabilities
Non-current law contingencies for pending lawsuits	1,747,606	(1) 49,224	—	—	1,796,830	1,747,606	285,811

Total as of March 31, 2008	2,119,965	127,308	(19,233)	—	2,228,040

Total as of June 30, 2007	444,173	1,702,390	(24,127)	(2,471)		2,119,965

Total as of March 31, 2007	444,173	240,595	(24,127)	(2,471)			658,170

(1)	Included in other income and expenses in the statement of income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Sales

Corresponding to the nine-month periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1, 2, and 3)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Feed Lot		Total
	March 31, 2008 Pesos	March 31, 2007 Pesos	March 31, 2008 Pesos	March 31, 2007 Pesos	March 31, 2008 Pesos	March 31, 2007 Pesos	March 31, 2008 Pesos	March 31, 2007 Pesos	March 31, 2008 Pesos	March 31, 2007 Pesos	March 31, 2008 Pesos		March 31, 2007 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	68,306,890	64,236,404	—	—	—		—		68,306,890		64,236,404
Crops	30,866,271	10,550,495	—	—	—	—	—		—		30,866,271		10,550,495
Seeds and fodder	360,162	478,313	—	—	—	—	—		—		360,162		478,313
Materials and others	—	—	—	—	—	—	1,231,477	273,377	—	150,085	1,231,477		423,462

	31,226,433	11,028,808	68,306,890	64,236,404	—	—	1,231,477	273,377	—	150,085		100,764,800		75,688,674
Holding gain - Beef cattle	—	—	3,683,865	1,303,265	—	—	(17,994)	35,127	—	62,083		3,665,871		1,400,475
Holding gain - Crops	5,915,986	1,190,284	—	—	—	—	460,746	11,132	—	—		6,376,732		1,201,416
Production	34,460,800	30,352,384	20,346,374	17,268,886	13,293,382	6,668,677	—	—	—	—		68,100,556		54,289,947
Transfer of inventories to expenses	—	—	—	—	—	—	—	(89,320)	—	(964,412)		—		(1,053,732)
Transfer to fixed assets and inventories	—	—	—	—	—	—	(520,020)	—	—	—		(520,020)		—
Transfer of unharvested crops to expenses	(3,201,478)	(2,337,798)	(108,608)	(59,273)	—	—	(1,016,809)	(825,981)	—	—		(4,326,895)		(3,223,052)
Purchases	4,794,131	415,832	4,302,420	9,065,131	7,964	—	8,918,765	2,608,413	—	3,048,994		18,023,280		15,138,370
Operating expenses (Schedule H)	—	—	—	—	—	—	4,268,357	2,280,731	—	577,038		4,268,357		2,857,769
Less:
Inventories at the end of the period
Beef cattle	—	—	(78,295,336)	(70,368,556)	—	—	—	—	—	—	(78,295,336)		(70,368,556)
Crops	(24,761,635)	(23,777,230)	—	—	—	—	—	—	—	—	(24,761,635)		(23,777,230)
Effect of Catus consolidation reversion	—	—	—	(1,934,541)	—	—	—	—	—	(89,472)	—		(2,024,013)
Seeds and fodder	(640,799)	(365,152)	—	—	—	—	—	—	—	—	(640,799)		(365,152)
Materials and others	—	—	(591,004)	—	(7,964)	—	(4,122,891)	(1,496,178)	—	—	(4,721,859)	(108,419,629)	(1,496,178)	(98,031,129)

Cost of Sales	47,793,438	16,507,128	17,644,601	19,511,316	13,293,382	6,668,677	9,201,631	2,797,301	—	2,784,316		87,933,052		48,268,738

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Production

Corresponding to the nine-month periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1, 2, and 3)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	March 31, 2008 Pesos	March 31, 2007 Pesos	March 31, 2008 Pesos	March 31, 2007 Pesos	March 31, 2008 Pesos	March 31, 2007 Pesos	March 31, 2008 Pesos		March 31, 2007 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	—	—	11,113,378	9,389,631	11,113,378		9,389,631
Unharvested crops	2,673,752	1,662,592	—	—	—	—	2,673,752		1,662,592
Seeds and fodder	—	—	1,336,519	168,766	554,095	123,568	1,890,614		292,334
Materials and others	3,680,316	4,142,815	521,927	—	160,940	119,865	4,363,183		4,262,680

	6,354,068	5,805,407	1,858,446	168,766	11,828,413	9,633,064		20,040,927		15,607,237
Holding gain (loss)	—	—	(6,909)	—	(133,975)	(2,105)		(140,884)		(2,105)
Holding gain - Crops	3,018,843	941,124	—	—	—	—		3,018,843		941,124
Transfer of inventories to expenses	—	—	—	964,412	—	—		—		964,412
Production	—	—	1,989,425	504,930	174,374	741,024		2,163,799		1,245,954
Transfer to fixed assets and inventories	(655,673)	—	(29,356)	—	—	—		(685,029)		—
Transfer of unharvested crops to expenses	(28,273,522)	(16,878,052)	(2,377,742)	(989,989)	(3,349,086)	(927,062)		(34,000,350)		(18,795,103)
Purchases	75,941,705	42,178,739	1,597,838	851,604	5,418,783	2,480,584		82,958,326		45,510,927
Operating expenses (Schedule H)	25,270,762	21,236,013	14,506,224	11,407,999	8,667,922	3,822,523		48,444,908		36,466,535
Less:
Inventories at the end of the period
Beef cattle	—	—	—	—	(12,917,985)	(10,014,349)	(12,917,985)		(10,014,349)
Unharvested crops	(47,588,061)	(27,822,308)	—	—	—	—	(47,588,061)		(27,822,308)
Seeds and fodder	—	—	(2,269,580)	(1,930,511)	(720,464)	(659,538)	(2,990,044)		(2,590,049)
Materials and others	(9,152,425)	(4,474,347)	(888,432)	(523,580)	(125,686)	(187,811)	(10,166,543)	(73,662,633)	(5,185,738)	(45,612,444)

Cost of Production	24,915,697	20,986,576	14,379,914	10,453,631	8,842,296	4,886,330		48,137,907		36,326,537

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

Corresponding to the nine-month periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1, 2, and 3)

Schedule G

	March 31, 2008				June 30, 2007			March 31, 2007
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in dollars	US$	33,923,872	3.128	106,113,871	US$	12,837,960	39,194,292	US$	25,098,740	76,802,144
Cash and banks in brazilian reais	Rs	2,946	1.572	4,631	Rs	2,584	3,643	Rs	325	459
Investments:
Mutual funds	US$	64,107,997	3.128	200,529,816	US$	12,429,289	37,946,618	US$	992,234	3,036,236
Interest of IRSA Convertible Notes 2007	US$	—		—	US$	122,667	379,408	US$	362,667	1,124,267
Deposits in foreign banks	US$	—		—	US$	—	—	US$	—	—
Trade accounts receivable:
Trade accounts receivable	US$	463,827	3.128	1,450,852	US$	208,981	638,020	US$	633,470	1,938,419
Other receivables:
Secured by mortgages	US$	2,237,673	3.128	6,999,442	US$	2,291,261	6,995,220	US$	1,006,894	3,081,097
Guarantee deposits	US$	598,793	3.128	1,873,025	US$	918,904	2,805,415	US$	1,027,018	3,142,675
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Cactus Argentina S.A.	US$	—		—	US$	—	—	US$	2,107	6,532
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	34,563	106,903	US$	26,587	82,419
Others	US$	—		—	US$	20,000	61,860	US$	20,000	62,000
Non current assets
Other receivables
Secured by mortgages	US$	3,576,668	3.128	11,187,818	US$	4,290,164	13,097,871	US$	1,859,496	5,690,057
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Alto Palermo S.A.	US$	—		—	US$	57,660	178,341	US$	91,660	284,147
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	13,294	41,117	US$	21,269	65,935
Cactus Argentina S.A.	US$	—		—	US$	1,326	4,100	US$	—	—
Others	US$	—		—	US$	7,330	22,673	US$	11,654	36,126
Investments:
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	12,000,000	37,116,000	US$	12,000,000	37,199,999

Total US$	US$	104,908,830		328,154,824	US$	45,233,399	138,587,838	US$	43,153,796	132,552,053

Total Rs	Rs	2,946		4,631	Rs	2,584	3,643	Rs	325	459

Total Assets				328,159,455			138,591,481			132,552,512

US$: US dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

Corresponding to the nine-month periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1, 2, and 3)

Schedule G (Cont.)

	March 31, 2008				June 30, 2007			March 31, 2007
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	8,043,115	3.168	25,480,587	US$	4,278,537	13,233,514	US$	4,320,868	13,394,691
Accrual for other expenses	US$	95,531	3.168	302,642	US$	206,984	640,202	US$	158,054	489,967
Loans:
Local banks	US$	14,798,818	3.168	46,882,654	US$	5,552,260	17,173,139	US$	4,873,137	15,106,725
Foreign banks	US$	8,000,000	3.168	25,344,000	US$	—	—	US$	—	—
Interest of Convertible Notes 2007	US$	—		—	US$	28,648	88,608	US$	91,704	287,429
ON Convertibles 2007	US$	—		—	US$	2,768,826	8,563,979	US$	3,034,311	9,406,364
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	—		—	US$	—	—	US$	—	—
Directors	US$	—		—	US$	33,676	104,160	US$	34,615	104,160
Advanced from customs :
Advanced from customs	US$	3,778,305	3.168	11,969,669	US$	—	—	US$	—	—
Non current liabilities
Trade accounts payable:
Accrual for other expenses	US$	—		—	US$	79,609	246,231	US$	126,690	392,740
Loans:
Foreign banks	US$	—		—	US$	8,000,000	24,744,000	US$	8,000,000	24,800,000

Total Liabilities	US$	34,715,769		109,979,552	US$	20,948,540	64,793,833	US$	20,639,379	63,982,076

US$: US dollars

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information in Compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the nine-month periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007.

(Notes 1, 2, and 3)

Schedule H

Items	Total as of March 31, 2008 Pesos	Operating Expenses					Expenses		Total as of March 31, 2007 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors´ fees	612,051	—	—	—	—	—	—	612,051	289,897
Fees and payments for services	4,935,428	875,205	225,075	320,332	188,412	141,386	27,123	4,033,100	3,375,106
Salaries and wages	12,486,637	6,700,155	872,090	2,204,265	1,165,691	2,458,109	90,224	5,696,258	10,523,084
Social security taxes	2,002,218	765,170	173,480	338,011	253,679	—	—	1,237,048	2,218,454
Taxes, rates and contributions	934,472	394,517	194,894	56,400	94,084	49,139	482	539,473	1,134,140
Gross sales taxes	1,438,623	—	—	—	—	—	1,438,623	—	418,772
Office and administrative expenses	2,134,939	207,827	—	—	—	207,827	1,240	1,925,872	1,169,801
Bank commissions and expenses	38,239	38,239	2,545	8,559	489	26,646	—	—	49,962
Depreciation of fixed assets	3,549,969	3,107,955	1,697,208	916,121	395,564	99,062	—	442,014	3,276,376
Depreciation of intangible assets	564,454	564,454	—	—	—	564,454	—	—	—
Vehicle and traveling expenses	981,456	565,687	150,994	288,994	39,722	85,977	57,334	358,435	600,432
Spare parts and repairs	1,830,881	1,829,978	599,669	804,845	368,177	57,287	—	903	1,991,011
Insurance	231,736	156,357	60,402	74,632	13,136	8,187	—	75,379	244,769
Benefits to Employees	593,933	395,323	84,341	191,318	53,178	66,486	140	198,470	511,993
Livestock expenses (1)	9,457,357	8,840,232	—	8,840,232	—	—	617,125	—	7,272,555
Dairy farm expenses (2)	5,982,237	5,936,601	—	—	5,936,601	—	45,636	—	2,494,001
Agricultural expenses (3)	26,060,334	20,505,241	20,296,805	—	—	208,436	5,555,093	—	17,396,219
Feed lot expenses	—	—	—	—	—	—	—	—	451,093
Silo expenses	12,522	12,522	12,522	—	—	—	—	—	60,772
ACER expenses	529,599	529,599	529,599	—	—	—	—	—	—
FyO expenses	232,889	170,698	—	—	—	170,698	62,191	—	59,721
General expenses	1,207,707	1,112,135	369,532	461,772	156,168	124,663	11,157	84,415	539,348
Lease of machinery and equipment	1,318	1,248	566	682	—	—	—	70	—
Safety and hygiene expenses	4,122	4,122	1,040	61	3,021	—	—	—	—
Advertising expenses	13,693	—	—	—	—	—	—	13,693	—

Total as of March 31, 2008	75,836,814	52,713,265	25,270,762	14,506,224	8,667,922	4,268,357	7,906,368	15,217,181

Total as of March 31, 2007		39,324,304	21,236,013	11,407,999	3,822,523	2,857,769	3,205,380	11,547,822	54,077,506

(1)	Includes cattle food and additives, lodging, animal health and others,

(2)	Includes cattle food and additives, animal health and others,

(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others,

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of March 31, 2008 and 2007 and June 30, 2007

	March 31, 2008 (Notes 1 and 2) Pesos	June 30, 2007 (Notes 1 and 2) Pesos	March 31, 2007 (Notes 1 and 2) Pesos		March 31, 2008 (Notes 1 and 2) Pesos	June 30, 2007 (Notes 1 and 2) Pesos	March 31, 2007 (Notes 1 and 2) Pesos
ASSETS				LIABILITIES
Current Assets				Current Liabilities
Cash and banks (Note 8.a.)	130,974,860	45,450,296	80,863,031	Debts:
Investments (Note 8.b.)	577,257,120	39,474,839	5,352,769	Trade accounts payable (Note 8.g.)	33,197,552	28,709,843	31,088,938
Trade accounts receivable (Note 8.c.)	18,533,006	35,690,201	5,707,752	Loans (Note 8.h.)	176,243,760	122,749,734	111,867,701
Other receivables (Note 8.d.)	141,660,419	53,565,714	19,381,082	Salaries and social security payable (Note 8.i.)	3,028,835	3,841,212	2,466,241
Inventories (Note 8.e.)	100,110,454	51,461,237	74,154,168	Taxes payable (Note 8.j.)	13,461,424	6,198,244	6,904,261
Others assets ( Note 8.f.)	19,802,484	—	—	Advanced from customs(Note 8.k.)	11,969,669	—	—

Total Current Assets	988,338,343	225,642,287	185,458,802	Other debts (Note 8.l.)	2,926,234	2,899,597	4,139,331

				Total Debts	240,827,474	164,398,630	156,466,472

				Total Current Liabilities	240,827,474	164,398,630	156,466,472

Non-Current Assets
Other receivables (Note 8.d.)	35,815,773	40,648,744	55,772,611	Non-Current Liabilities
Inventories (Note 8.e.)	71,799,764	65,131,553	63,866,830	Trade accounts payable (Note 8.g.)	—	246,231	392,740
Investments on controlled and related companies (Note 8.b.)	811,375,625	519,790,677	521,515,299	Loans (Note 8.h.)	—	24,744,000	24,800,000
Other investments (Note 8.b.)	262,273	37,378,273	37,220,716	Taxes payable (Note 8.j.)	43,225,159	50,914,561	42,182,332
Fixed assets, net (Schedule A)	232,768,610	222,106,944	217,391,261	Provisions (Schedule E)	80,953	45,216	45,216

Intangible assets, net (Schedule B)	21,386,302	21,910,761	21,910,761	Total Non-Current Liabilities	43,306,112	75,950,008	67,420,288

Subtotal Non-Current Assets	1,173,408,347	906,966,952	917,677,478	Total liabilities	284,133,586	240,348,638	223,886,760

Goodwill (Note 8.b.)	(130,948,631)	(67,306,386)	(70,189,477)

Total Non-Current Assets	1,042,459,716	839,660,566	847,488,001	SHAREHOLDERS’ EQUITY	1,746,664,473	824,954,215	809,060,043

Total Assets	2,030,798,059	1,065,302,853	1,032,946,803	Total Liabilities and Shareholders’ Equity	2,030,798,059	1,065,302,853	1,032,946,803

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Income

Corresponding to the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

	March 31, 2008 (Notes 1 and 2) Pesos	March 31, 2007 (Notes 1 and 2) Pesos
Production income:
Crops	35,604,273	30,857,314
Beef cattle	19,333,017	15,716,310
Milk	13,467,756	7,409,701

Total production income	68,405,046	53,983,325

Cost of production (Schedule F.2)
Crops	(24,760,095)	(21,007,800)
Beef cattle	(13,838,335)	(9,036,041)
Milk	(8,842,296)	(4,886,330)

Total cost of production	(47,440,726)	(34,930,171)

Production profit	20,964,320	19,053,154

Sales
Crops	52,806,680	16,894,506
Beef cattle	18,852,842	16,919,602
Milk	13,212,904	6,668,677
Other	6,711,187	3,916,355

Total Sales	91,583,613	44,399,140

Cost of sales (Schedule F.1)
Crops	(47,415,932)	(16,507,128)
Beef cattle	(17,650,127)	(15,872,785)
Milk	(13,293,382)	(6,668,677)
Other	(205,729)	(44,338)

Total cost of sale	(78,565,170)	(39,092,928)

Sales profit	13,018,443	5,306,212

Gross profit	33,982,763	24,359,366

Selling expenses (Schedule H)	(7,212,517)	(2,731,060)
Administrative expenses (Schedule H)	(14,887,122)	(11,109,140)
Gain from sale of farms	3,259,522	—
Holding gain - others assets	17,424,454	—
Holding gain - Beef cattle (Schedules F.1 and F.2)	3,243,376	1,290,256
Holding gain - Crops, raw materials and MAT	(5,236,140)	355,306

Operating income	30,574,336	12,164,728

Financial gain (loss):
Generated by assets:
Exchange differences and discounts	(8,130,053)	(842,082)
Interest income	4,787,145	2,078,673
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Interest on Notes	(387,392)	2,219,032
Doubtful accounts (Schedule E)	(58,851)	—
Tax on banking debits and credits	(2,665,965)	(1,118,899)
Holding gain and transactions on security stock	1,156,300	444,032

Total	(5,298,816)	2,780,756

Generated by liabilities:
Financial expenses:
Interest on Convertible Notes	(88,383)	(2,537,248)
Interest on loans	(16,869,522)	(7,541,944)
Others	(661,588)	(408,984)
Exchange differences and discounts	(1,024,803)	(121,473)
Total	(18,644,296)	(10,609,649)
Other income and expenses, net:
Gains from other fixed assets sales	—	44,966
Shareholders’ Personal asset tax and miscellaneous	(3,571,027)	(2,686,199)
Others	382,431	—

	(3,188,596)	(2,641,233)

Gain from controlled and related companies	19,469,809	39,626,904
Management fee (Note 5)	(2,975,556)	(4,079,574)

Net income before income tax	19,936,881	37,241,932

Income tax benefit (expense) (Note 6)	7,689,402	(525,766)

Net income for the period	27,626,283	36,716,166

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders’ Equity

Corresponding to the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

(Note 1 and 2)

	Shareholders’ contributions				Retained earnings		Unappropiated earnings Pesos	Transitory conversion differences Pesos	Total as of March 31, 2008 Pesos	Total as of March 31, 2007 Pesos
Items	Capital (Note 3)	Inflation adjustment of Common stock Pesos	Paid-in capital (1) Pesos	Subtotal Pesos	Legal Reserve Pesos	New projects reserve Pesos
	Common stock Pesos
Balances at the beginning of the exercise	309,576,220	166,218,124	164,923,025	640,717,369	13,176,701	120,099,646	49,362,269	1,598,230	824,954,215	625,865,591
Conversion of Notes in common stock (Note 13)	5,343,374		3,175,417	8,518,791					8,518,791	68,841,945
Exercise of Warrants (Note 13)	5,855,178		5,306,325	11,161,503					11,161,503	83,183,660
Shareholders meeting held on 10.10.2007
Capital increase (Note 16)	180,000,000		701,040,600	881,040,600					881,040,600
Legal Reserve					2,468,113		(2,468,113)
Cash dividends							(8,250,000)		(8,250,000)	(5,500,000)
New projects Reserve						38,644,156	(38,644,156)
Related companies Law 19,550 Section 33:
Cactus Argentina S.A. ( Note 12.c)										1,658,109
IRSA (Note 14)			(7,201,969)	(7,201,969)					(7,201,969)	(4,995,191)
Transitory conversion differences								8,815,050	8,815,050	3,289,763
Net income for the period							27,626,283		27,626,283	36,716,166
Balances as of March 31, 2008	500,774,772	166,218,124	867,243,398	1,534,236,294	15,644,814	158,743,802	27,626,283	10,413,280	1,746,664,473

Balances as of March 31, 2007	308,527,234	166,218,124	167,682,828	642,428,186	13,176,701	120,099,646	36,716,166	(3,360,656)		809,060,043

(1)	See notes 2.p, 12.c and 14.

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Cash Flow

Corresponding to the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and

2007

	March 31, 2008 (Notes 1 and 2) Pesos	March 31, 2007 (Notes 1 and 2) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	83,396,914	24,655,469
Cash and cash equivalents at the end of the period	707,443,110	83,899,267

Net increase in cash and cash equivalents	624,046,196	59,243,798
Causes of changes in cash and cash equivalents
Operating activities
Income for the period	27,626,283	36,716,166
Accrued interest during the period	16,957,905	10,079,192
Income tax	(7,689,402)	525,766
Adjustments made to reach net cash flow from operating activities
Income from interest in controlled and related companies	(19,994,269)	(39,626,904)
Increase in allowances , provisions and accruals	11,819,179	4,788,722
Depreciations of fixed assets	3,343,288	2,959,823
Amortization of intangible assets	524,459	—
Holding gain – Inventory	1,992,764	(1,645,562)
Financial results	(495,369)	(1,828,740)
Gain from sale of fixed assets	(3,259,522)	(44,966)
Holding gain – others assets	(17,424,454)	—
Changes in operating assets and liabilities
Decrease in current investments	362,250	4,771,899
Decrease in trade accounts receivable	17,216,046	2,741,993
Increase in other receivables	(14,898,863)	(4,411,935)
Increase in inventories	(58,484,515)	(49,817,920)
Increase in social security payable & taxes payable and advances from customers	18,420,472	4,300,952
(Decrease) increase in trade accounts payable	(3,775,203)	5,793,646
Dividends collected	1,708,238	1,262,479
Increase in other debts	(2,948,919)	(801,998)

Cash flows applied to operating activities	(28,999,632)	(24,237,387)

Investment activities
Increase in interest in related companies	(170,865,928)	(726,805)
Increase in related companies loans	(85,206,767)	(13,189,990)
Acquisition and upgrading of fixed assets	(12,481,227)	(12,319,703)
Collections of receivables from sale of fixed assets	17,743,032	3,850,808
Sale of fixed assets	3,061,931	85,443

Cash flows applied to investment activities	(247,748,959)	(22,300,247)

Financing activities
Exercise of Warrants	11,161,503	83,183,660
Dividends paid	(8,250,000)	(5,500,000)
Capital increase (Note 16)	881,040,600	—
Increase in financial loans	76,477,542	75,086,654
Decrease in financial loans	(55,942,159)	(44,758,322)
Decrease in others liabilities (seller financing)	—	(2,230,560)
Decrease in trade accounts payable (seller financing)	(3,692,699)	—

Cash flows provided by financing activities	900,794,787	105,781,432

Net increase in cash and cash equivalents	624,046,196	59,243,798

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	1,174,323	—
Increase in interest in related companies through a decrease of non-current investment	37,764,000	—
Increase in other receivables by sale of fixed assets	312,800	—
Repayment of financial loans through issue of stock by exercise of conversion right	8,518,791	68,841,945
Increase in fixed assets through a increase of trade accounts payable and others debts	2,842,643	—
Complementary information
Interest paid	10,503,409	7,005,219
Income tax paid	2,625,808	1,718,759

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

Corresponding to the nine-month periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

NOTE 1: ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a.	Presentation standards

These financial statements are stated in Argentine Pesos (Ps.), and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (C.P.C.E.C.A.B.A.) and the Comisión Nacional de Valores (C.N.V.).

b.	Unifying of accounting standards

On July 8, 2004, the F.A.C.P.C.E. and the C.P.C.E.C.A.B.A. entered into an agreement with the purpose of unifying technical standards. The latter council issued Resolution CD 93/05 on August 10, 2005 adopting the accounting standards approved by the former including the changes up to April 1, 2005.

The standards referred to above became effective for annual or interim periods financial statements of years started on January 1, 2006. On the other hand, the C.N.V. has adopted the same standards including certain modifications, and has also established their applicability for the years started as from January 1, 2006 as well.

The changes introduced due to the unifying of accounting standards that have generated significant effects on the Company´s financial statements are:

•

In accordance with the new accounting standards, the Company has decided not to recognize the deferred liabilities generated by the adjustment for inflation on fixed assets and other non-monetary assets. Consequently, additional information on this issue is stated in Note 6.

•	The balance of the “Transitory Convertion Differences” account has to be shown in the statement of changes in stockholders´ equity as from the time the unifying accounting standards became effective.

The financial statements for the nine-month periods ended March 31, 2008 and 2007 have not been audited. The Company´s management estimates that such statements include all adjustments necessary to fairly present the income accounts of each period, which do not necessarily show the proportion of the Company´s profits and losses for the entire fiscal years.

c.	The effects of inflation

The financial statements have been prepared in constant currency units by recognizing the effects of inflation up to August 31, 1995. As from this date and up to December 31, 2001 the restatement of the financial statements has been discontinued due to that period of monetary stability. As from January 1, 2002 and up to March 2003 the effects of inflation were recognized as it was an inflationary period. As from such date, in accordance with Resolution 441

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 1: (Continued)

issued on April 8, 2003 by the C.N.V., the Company discontinued the restatement of its financial statements. This criterion does not agree with the terms of Resolution MD 041/2003 of the C.P.C.E.C.A.B.A., by which the restatement of financial statements was discontinued as from October 1, 2003. As of March 31, 2008, this change has not generated any significant effect on the Company’s financial statements.

d.	Comparative Information

For comparison purposes, certain reclassifications have been made as of June 30, 2007 and March 31, 2007.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Estimates are used when accounting for the allowance for conversion of Convertible Notes into shares of stock, doubtful accounts, investments, depreciation, income taxes, deferred liabilities, transitory conversion differences, provisions for contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at period-end or year-end.

d.	Temporary investments

The units of ownership of common investment funds, the mortgage certificates, nobacs and bonds were valued at quotation value at period-end or year-end net of sales expenses. Temporary investments do not exceed their recoverable value at the date of the financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end or year-end.

g.	Derivates financial instruments

Futures relate to cereal commitments deliverable at a previously agreed price (see Note 4), and Dollars commitments.

Premiums collected or paid correspond to options bought or written and are included in Other receivables.

The assets and liabilities originated in derivatives instruments have been valued at their market value at period-end or year-end (see Note 4).

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops have been recognized under net income of the period or fiscal year under “Holding gain – Crops, raw materials and MAT”.

In the comparative information, purchases and sales of dollars operations are included under the financial results.

h.	Other receivables and payables

Other receivables and payables have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

Other receivables and payables in foreign currency have been valued at their amount in such currency at period-end or year-end, converted to the buyer and seller exchange rate, respectively, prevailing at the period-end or year-end closing date.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

j.	Inventories

1)	Biological Assets (Under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value (NRV) as of each period-end or year-end.

Include:

•	Unharvested crops

•	Calves

2)	Biological Assets (In production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value (NRV) as of each period-end or year-end.

Include:

•	Dairy cattle

•	Breeding cows

3)	Biological Assets (Finished): Cattle: have been measured at their net realization value represented by the respective quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

•	Cattle round-up and mares

4)	Farming Products: Crops: have been measured at net realization value, representing the different quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Harvested crops

5)	Non-biological Assets - Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each period-end or year-end, which does not exceed the net realization value (NRV).

Include:

•	Seeds

•	Agrochemicals

•	Semen - Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

6)	The remaining inventories were valued at replacement cost.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of these financial statements.

k.	Others assets

The other assets for which price-fixing prepayments were received and the contractual conditions of the transaction ensure the actual materialization of the sale and the income and they are valued at net realization value. Income from such valuation is disclosed in the account “Income from valuation of other assets at net realization value” in the Statement of Income.

l.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the F.A.C.P.C.E. approved by C.N.V.

Interests in subsidiaries and affiliates as of March 31, 2008 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Agropecuaria Cervera S.A. (Note 12.a)	90.00
Futuros y Opciones.Com S.A.	68.10
Cactus Argentina S.A. (Note 12.c)	24.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones S. A.	34.44
BrasilAgro Companhia Brasileira de Propiedades Agrícolas (Note 12.b)	11.04
Exportaciones Agroindustriales Argentinas S.A. (Note 12.d.)	0.36

The Company presents as complementary information the consolidated financial statements as of March 31, 2008 and 2007 with Inversiones Ganaderas S.A., Agropecuaria Cervera S.A. and Futuros y Opciones.Com S.A.

During the year ended June 30, 2007 the interest in Cactus Argentina S.A. has been reduced from 50% to 24%, due to the inclusion of a new shareholder (see Note 12.c). Consequently, for the results as of December 31, 2006 and for the comparative information, proportional consolidation of 50% is included.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

2.	Goodwill

The negative goodwill corresponding to the investment in Inversiones y Representaciones S.A. (IRSA) had been valued at cost restated as of February 28, 2003, and calculated as a difference between the market value of such investment and its equity value at the time of changing the March 2002-valuation method, and in each one of the purchases restated, if any, at that same date (Note 1.c) as well as the investment arising from subsequent acquisitions and from the conversion of negotiable bonds into shares or share warrants of IRSA at cost value.

The negative goodwill related to the recent acquisition of the additional interest in IRSA Inversiones y Representaciones S.A. generated by the conversions of corporate bonds into shares and exercising warrants, mentioned in note 14, has been valued at cost, which was calculated as a difference between the value paid for such investment and the book valued of the interest acquired. As to this goodwill, the Company is currently analyzing the fair value of assets and liabilities acquired identified as provided by Technical Resolution No. 21. Point 1.3.1.

Amortization is calculated in accordance with the estimated useful life, which is 20 years and has been classified under Gain (loss) from controlled and related companies in the statement of income.

m.	Other investments

•	Investments in debt securities

IRSA’s Convertible Notes were valued taking into account the face value at period-end or year-end in Dollars, at the sellers’ exchange rate plus interest accrued as of the date of these financial statements.

•	Other investments

The remaining investments correspond to non-listed securities and were valued at their restated cost as of February 28, 2003 (Note 1.c.) or at their cost for acquisitions made after such date.

n.	Fixed assets

•	Purchase value: valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin.

•	Depreciation: calculated by the straight-line method based on the estimated useful lives of the assets as from the month of the fiscal year of addition.

•	Net carrying value: the net carrying value of fixed assets does not exceed their recoverable value at the end of the period or fiscal year.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

o.	Intangible assets

The amortizations of the right of concession of Agropecuaria Cervera S.A. are calculated according to the duration of the project (see Note 12.a), which is 35 year term with an option of 29 additional years. The project´s right of concession is being amortized as from its starting.

p.	Shareholders’ equity

Initial balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the period and/or year are recorded at their historical values.

q.	Paid-in capital – Related Companies Law No. 19,550 Section 33

Increases or decreases of the equity value of investments in IRSA Inversiones y Representaciones S.A. and Cactus Argentina S.A. generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in Technical Resolution 17 of the F.A.C.P.C.E. and Resolution CD 243/01 of the C.P.C.E.C.A.B.A.

r.	Transitory Conversion Differences – Current translation adjustment

These transitory differences result from the exchange differences shown in the conversion of the financial statements of BrasilAgro from Brazilian Reais to Argentine Pesos.

s.	Results for the period

The charges for consumption of assets were determined based on the values of such assets.

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the year through the closing date of these financial statements.

Cattle production cost calculated to reflect production income is reflected in Schedule F.2.

Grain production cost calculated to reflect production income is reflected in Schedule F.2.

Cost of sales is calculated by inventory difference and the income for the production of meat, grain and milk is disclosed in the statement of income.

The adjustment for valuation to the net realization value of grain has been calculated as the difference between the production value at net realization value (NRV) upon harvesting and the value of the same production valued at net realization value (NRV) as of the closing date of these financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

Cattle holding gain is disclosed in a line of the statement of income and Schedule F and is calculated as stated in Note 2.j.

The results generated by futures and options on the Futures Market are recognized as a line on the statement of income. The closed positions are recognized as a difference between the exercise price and their close price; and the opens positions at the end of the period, as the difference between their exercise price and the market value price for futures, and as a difference between the premium and the market value premium for options.

The rest of income for the year is disclosed at incurred cost.

Financial income segregated into that generated by assets and by liabilities is disclosed in the statement of income.

t.	Income tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

u.	Tax on minimum presumed income

The company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

v.	Revenue recognition

The Company books its operating income as stated in Note 2.s. The Company books its sales when products are received by its customers.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 3: COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Common and treasury stock as of June 30, 2004	150,532,819	150,532,819	150,532,819
Incentive Plan (Note 12) - Fiscal Year 2005	240,000	240,000	240,000
Conversion of notes in common stock (Note 13) - Fiscal Year 2005	5,918,871	5,918,871	5,918,871
Exercise of Warrants (Note 13) - Fiscal Year 2005	6,092,889	6,092,889	6,092,889
Conversion of notes in common stock (Note 13) - Fiscal Year 2006	29,151,389	29,151,389	29,151,389
Exercise of Warrants (Note13) - Fiscal Year 2006	28,668,581	28,668,581	28,668,581
Conversion of notes in common stock (Note 13) - Fiscal Year 2007	44,352,015	44,352,015	44,352,015
Exercise of Warrants (Note 13) -Fiscal Year 2007	44,619,656	44,619,656	44,619,656
Conversion of notes in common stock (Note 13) - Fiscal Year 2008	5,343,374	5,343,374	5,343,374
Exercise of Warrants (Note 13) - Fiscal Year 2008	5,855,178	5,855,178	5,855,178
Capital Increase- Ordinary share (Note 16)	180,000,000	180,000,000	180,000,000

Common and treasury stock as of March 31, 2008	500,774,772	500,774,772	500,774,772

As of March 31, 2008, the capital authorized to be publicly offered is formed of 500,774,772 common, book-entry shares of Ps.1 par value each and entitled to one vote per share, all of which were outstanding.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4: DERIVATIVE FINANCIAL INSTRUMENTS

As of March 31, 2008 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Pesos	Premium paid or (collected) Pesos	Premium at fair value Pesos	Gain (loss) for valuation at fair value Pesos
Futures
Sell
Corn	25,700	562,727	—	—	(1,960,881)
Soybean	16,700	783,564	—	—	(2,387,352)
Wheat	8,800	192,685	—	—	(204,071)
Sunflower	500	15,640	—	—	15,640
US$	—	—	—	—	373,331 (a)
Options
Purchase Call
Corn	9,525	—	715,530	623,417	(92,113)
Soybean	9,520	—	1,310,632	589,491	(721,141)
Sell Call
Corn	8,255	—	(507,909)	(442,589)	65,320
Soybean	10,120	30,726	(1,059,078)	(508,684)	550,394
Purchase Put
Corn	5,080	—	181,424	782	(180,642)
Soybean	2,040	—	164,220	99,356	(64,864)
Sell Put
Soybean	2,000	—	(29,247)	(626)	28,621

Total	98,240	1,585,342	775,572	361,147	(4,577,758)

(a)	Corresponds to a future of sell of 76,041,318 Dollars composed of (i) US$ 9,693,000 with Santander Río Bank due for 07/31/2008 , (ii) US$ 6,480,000 , US$ 6,468,000 y US$ 3,238,000 with MBA Bank due for 07/31/2008; (iii) two of US$ 6,465,000 and US$ 8,907,250 with Santandrd\ Bank due for 07/31/2008; (iv) US$ 3,194,000 and US$ 3,961,800 with Itaú Buen Ayre Bank due for 05/30/2008; and (v) US$ 3,201,500, US$ 6,206,495, US$ 3,241,000 and US$ 8,520,273 with Citibank due for 05/30/2008 the first two and 08/29/2008 the last two.The gains generated as of March 31, 2008 are shown within financial results in the statement of income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4: (Continued)

As of March 31, 2007 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Pesos	Premium paid or (collected) Pesos	Premium at fair value Pesos	Gain (loss) for valuation at fair value Pesos
Futures
Purchase
Corn	4,445	—	—	—	(2,677)
Soybean	13,600	—	—	—	(619,301)
US$	—	—	—	—	732,529	(a)
Sell
Corn	20,700	443,394	—	—	(951,660)
Soybean	29,420	817,020	—	—	(1,177,436)
Wheat	500	10,710	—	—	(5,539)
US$	—	—	—	—	(27,126	)(b)
Options
Purchase Call
Corn	29,210	—	1,110,780	359,722	(751,058)
Wheat	12,700	—	137,700	139,605	1,905
Sell Call
Corn	35,560	—	(491,513)	(195,638)	295,875
Soybean	24,800	18,482	(614,142)	(750,598)	(136,456)
Wheat	17,680	—	(411,570)	(232,429)	179,141
Purchase Put
Corn	12,700	—	99,450	305,984	206,534
Soybean	6,800	—	336,600	318,252	(18,348)
Wheat	4,080	—	169,830	216,755	46,925
Sell Put
Corn	29,210	—	(382,118)	(875,114)	(492,996)
Soybean	23,100	—	(324,819)	(360,174)	(35,355)
Wheat	17,680	—	(273,870)	(724,429)	(450,559)

Total	282,185	1,289,606	(643,672)	(1,798,064)	(3,205,602)

(a)	Corresponds to a future of sell of 10,513,683 Dollars composed of: (I) US$ 5,108,210 and US$ 3,405,473 with Río de la Plata Bank due for 06/01/2007 and 06/05/2007 respectively; and (II) US$ 2,000,000 with MBA Bank due for 05/31/2007. The gains generated as of March 31, 2007 are shown within financial results in the statement of income.

(b)	Corresponds to a future of purchase of 4,000,000 Dollars composed of: (I) US$ 1,000,000 with Bank Río de la Plata due for 05/31/2007; (II) US$ 2,000,000 with Bank Boston due for 05/31/2007; and (III) US$ 1,000,000 with MBA Bank due for 05/31/2007. The losses generated as of March 31, 2007 are shown within financial results in the statement of income.

Crops: As of March 31, 2008 and 2007 the Company recognized results of Ps. 14,136,023 (loss) and Ps. 1,776,102 (loss), respectively, to reflect the closing of the transactions carried out during those periods. This results is disclosed a part of the statement in the line “Holding gain – Crops, raw materials and MAT” in the statement of income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 5: MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements as of March 31, 2008 and 2007 include a charge in the Statement of Income of Ps. 2,975,556 and Ps. 4,079,574 and an accrual of Ps. 2,801,434 and Ps. 4,079,574 respectively.

NOTE 6: INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

•	Deferred assets as of March 31, 2008:

	Cumulative tax loss carryforwards	Other	TOTAL
Initial balance	2,683,880	372,955	3,056,835
Gain (Loss) recognized	16,178,050	2,035,295	18,213,345
Closing balance	18,861,930	2,408,250	21,270,180

•	Deferred liabilities as of March 31, 2008:

	Fixed Assets	Inventories	Accruals	TOTAL
Initial balance	(35,931,323)	(17,738,498)	(301,575)	(53,971,396)
Gain (Loss) recognized	(7,592,229)	(3,394,528)	462,814	(10,523,943)
Closing balance	(43,523,552)	(21,133,026)	161,239	(64,495,339)

As of March 31, 2008, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 43,225,159

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6: (Continued)

As mentioned in Note 1.b the Company has decided not to recognize the deferred liabilities generated by the inflation adjustment on fixed assets and other non-monetary assets, which as of closing of the current period is Ps. 14,389,071. It is estimated that this liability will end up according to the detail that follows:

Term	TOTAL
1 year	194,645
2 years	172,301
3 years	101,495
over 3 years	1,138,922
no term	12,781,708
Total	14,389,071

Below there is a conciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	March 31, 2008	March 31, 2007
Net income before income tax	19,936,881	37,241,932
Tax rate	35%	35%

Net income at tax rates:	6,977,908	13,034,676
Permanent differences at tax rate:
Restatement into constant currency	599,856	188,100
Expenses	(9,962,190)	—
Donations	9,637	2,404
Results from controlled and related companies	(6,997,994)	(13,869,416)
Personal asset tax	1,249,859	940,170
Miscellaneous permanent differences	433,522	229,831

Income tax (benefit) expense	(7,689,402)	525,765

During this period the income tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 18,860,930 and may be offset against taxable income of future periods, as follows:

Origination year	Amount	Expiration Year
2003	1,718,016	2008
2005	162,854	2010
2007	633,942	2012
2008	16,347,118	2013

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6: (Continued)

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

•	Deferred assets as of March 31, 2007:

	Cumulative tax loss carryforwards		Others	TOTAL
Initial balance	1,893,068		145,436	2,038,504
Gain (Loss) recognized	1,268,143	(1)	(108,141)	1,160,002
Closing balance	3,161,211		37,295	3,198,506

(1)	The tax losses carryforward is conformed by Ps. 1,280,342 for the current year and an adjustment of the previous year for differences between provision and tax return for (Ps. 12,199).

•	Deferred liabilities as of March 31, 2007:

	Fixed Assets	Inventories	Investments	Accruals	TOTAL
Initial balance	(27,120,281)	(16,237,592)	—	(554,754)	(43,912,627)
Gain (Loss) recognized	54,228	(2,004,031)	(32)	481,624	(1,468,211)
Closing balance	(27,066,053)	(18,241,623)	(32)	(73,130)	(45,380,838)

As of March 31, 2007, net liabilities of period-end per the information included in the preceding tables amount to Ps. 42,182,332.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7: BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a. Balances as of March 31, 2008 and 2007 and June 30, 2007 with Subsidiaries, related companies and related parties:

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
IRSA Inversiones y Representaciones S.A.(3)
Current Investments
-Interest of Convertible Notes 2007-IRSA (US$)	—	379,408	1,124,267
Non-Current Investments
-Convertible Notes 2007-IRSA (US$)	—	37,116,000	37,199,999
Trade accounts receivable	112,549
Current other receivables	—	106,903	82,419
Non-Current other receivables	—	41,117	65,935
Current Trade accounts payable	—	124,752	284,083
Inversiones Ganaderas S.A.(1)
Current Trade accounts receivable	129,349	—	—
Current other receivables	68,432,024	—	—
Non-Current other receivables	—	—	1,404,360
Current trade accounts payable	—	40,820	45,809
Futuros y opciones.Com S.A.(1)
Current Trade accounts receivable	7,263,813	18,640,536	259,665
Current Other receivables	23,603	23,603	23,603
Cactus Argentina S.A.(3)
Current Other receivables	3,283,150	4,266,771	4,159,990
Non-Current other receivables	—	4,100	6,532
Current Trade accounts payable	211,956	669,346	92,425
Agro-Uranga S.A.(3)
Current Other receivables	1,018,364	511,221	601,684
Fundación IRSA (4)
Current Trade accounts payable	1,073,000	1,800,000	2,200,000
CYRSA S.A.(4)
Current Trade accounts payable	40,074	—	—
Inversora Bolívar (4)
Current Trade accounts payable	160,678	40,508	25,776
Alto Palermo S.A.(4)
Non-Current other receivables	—	178,341	284,147
Current Trade accounts payable	327,830	1,075,643	634,946
Comercializadora de los altos S.A.(4)
Current Trade accounts receivable	933	933	154
BrasilAgro-Compahía Brasileira de Propiedades Agricolas(4)
Current other receivables	—	30,537	30,537
Agropecuaria Cervera S.A.(4)
Current Trade accounts receivable	280,746	—	7,956
Current other receivables	25,226,666	14,603,614	—
Non-Current other receivables	—	—	12,093,299
Current trade accounts payable	—	170,645	—
Consultores Asset Management S.A.(4)
Management Fees	2,801,434	2,817,997	4,079,574
Credits to employees (4)
Current credits to Senior management, directors and staff of the company	101,247	191,252	107,714
Estudio Zang, Bergel & Viñes (4)
Current Trade accounts payable	809,157	324,389	205,909

(1)	Controlled company

(3)	Related company

(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7: BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

a. Balances as of March 31, 2008 and 2007 and June 30, 2007 with Subsidiaries, related companies and related parties (Continued):

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Directors (4)
Current Loans
Convertible Notes 2007 and interest payable (Schedule G) Directors	—	3,148	3,148
Convertible Notes 2007 (Schedule G) Directors	—	104,160	104,160
Other current debts	124,800	81,600	59,757

(2)	Shareholder

(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7: BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

b. Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the periods ended as of March 31, 2008 and 2007:

	Year	Sales and Fees for shared services	Interest paid	Salaries	Fees	Livestock expenses	Interest income	Administrative services	Others
Subsidiaries, related companies Law No, 19,550 Section 33 and related parties:
Shareholders	2008
	2007		(1,724,804)
Alto Palermo S.A.	2008	(741,961)
	2007	(1,305,291)
Cyrsa S.A.	2008			(38,062)
	2007
Comercializadora Los Altos S.A. (Ex-Alto City.Com)	2008
	2007	5,987
Consultores Assets Management S.A.	2008				(2,975,556)
	2007				(4,079,574)
Cactus Argentina S.A.	2008					(2,528,394)	325,218	126,960	6,854
	2007					(2,148,065)	15,730	119,600	(45,553)
Directors	2008			(1,031,934)
	2007		(27,788)	(1,303,155)	(289,897)
Estudio Zang, Bergel & Viñes	2008				(454,097)
	2007				(205,909)
Fundación IRSA	2008
	2007
Futuros y opciones.Com S.A.	2008								(174,832)
	2007							123,300	(21,223)
Inversiones Ganaderas S.A.	2008						1,168,287		392,934
	2007						100,025	6,634	(883,409)
Agropecuaria Cervera S.A.	2008						1,623,052		(272,643)
	2007						561,837		6,845
Inversora Bolívar S.A.	2008								(158,978)
	2007								(101,623)
IRSA Inversiones y Representaciones S.A.	2008	(151,474)					(387,392)
	2007	(230,829)					2,219,032
Credits to employees	2008						8,211
	2007						(5,786)
Management fees	2008			(1,596,084)
	2007			(1,060,871)

Total 2008		(893,435)	—	(2,628,018)	(3,429,653)	(2,528,394)	2,737,376	126,960	(206,665)

Total 2007		(1,530,133)	(1,752,592)	(2,364,026)	(4,575,380)	(2,148,065)	2,890,838	249,534	(1,044,963)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: Details of balance sheet and income statement accounts

a.	Cash and banks

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Cash	59,554	55,863	77,859
Foreign currency (Schedule G)	17,802	4,137	5,465
Local currency checking account	1,548,110	5,832,486	3,871,787
Foreign currency checking account (Schedule G)	104,056,190	39,177,167	76,789,252
Local currency saving account	53,022	49,708	75,869
Foreign currency saving account (Schedule G)	46,584	4,360	7,886
Checks to be deposited	25,193,598	326,575	34,913

	130,974,860	45,450,296	80,863,031

b. Investments and Goodwill

	December 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Investment
Investment (Schedule C and G)	577,257,120	39,474,839	5,352,769

	577,257,120	39,474,839	5,352,769

Investment
Investment on controlled and related companies (Notes 12 and 14 and Schedule C)	811,375,625	519,790,677	521,515,299

	811,375,625	519,790,677	521,515,299

Other investments
Other investments (Schedules C and G)	262,273	37,378,273	37,220,716

	262,273	37,378,273	37,220,716

Goodwill
Goodwill (Schedule C)	(130,948,631)	(67,306,386)	(70,189,477)

	(130,948,631)	(67,306,386)	(70,189,477)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

c.	Trade accounts receivable

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Accounts receivable in local currency	10,500,308	16,889,320	4,003,451
Less:
Allowance for doubtful accounts (Schedule E)	(431,210)	(372,359)	(372,359)
Accounts receivable in foreign currency (Schedule G)	676,518	531,771	1,808,885
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	129,349	—	—
Futuros y Opciones.Com S.A.	7,263,813	18,640,536	259,665
Cactus Argentina S.A.	112,549	—	—
Agropecuaria Cervera S.A.	280,746	—	7,956
Comercializadora de los Altos S.A. (Ex-Alto CIty.Com S.A.)	933	933	154

	18,533,006	35,690,201	5,707,752

d. Other receivables

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Prepaid leases	78,884	6,434,233	718,365
Income tax credit and advances (net of accrual for income tax)	13,942,248	10,093,179	3,965,415
Guarantee deposits and premiums (Schedule G)	1,873,025	2,805,415	3,142,675
Secured by mortgage (Schedule G)	6,999,442	6,995,220	3,081,097
Prepaid expenses	142,157	190,428	116,095
Tax prepayments (net of accruals)	18,789,002	6,956,648	2,471,191
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	3,283,150	4,266,771	4,159,990
Futuros y Opciones.Com S.A.	23,603	23,603	23,603
Agropecuaria Cervera S.A.	25,226,666	14,603,614	—
Inversiones Ganaderas S.A.	68,432,024	—	—
IRSA Inversiones y Representaciones S.A. (Schedule G)	—	106,903	82,419
Agro-Uranga S.A.	1,018,364	511,221	601,684
BrasilAgro Companhia Brasileira de Propiedades Agrícolas	—	30,537	30,537
Credits to employees	101,247	191,252	107,714
Others (Schedule G)	1,750,607	356,690	880,297

	141,660,419	53,565,714	19,381,082

Non-current
Secured by mortgage (Schedule G)	11,187,818	13,097,871	5,690,057
Income tax prepayments, VAT and others	7,157,459	19,966,998	30,344,349
Tax on minimum presumed income	17,193,041	7,337,465	5,847,627
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	—	—	1,404,360
Cactus Argentina S.A. (Schedule G)	—	4,100	6,532
Agropecuaria Cervera S.A	—	—	12,093,299
Alto Palermo S.A. (Schedule G)	—	178,341	284,147
IRSA Inversiones y representaciones S.A (Schedule G)	—	41,117	65,935
Prepaid leases	277,455	179	179
Others (Schedule G)	—	22,673	36,126

	35,815,773	40,648,744	55,772,611

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

e.	Inventories

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Beef cattle	15,081,279	11,072,429	13,545,481
Crops	24,720,245	30,866,271	23,777,230
Unharvested crops	45,454,859	2,342,025	27,822,308
Seeds and fodder	3,610,312	2,250,776	2,955,201
Materials and others	11,243,759	4,929,736	5,987,967
Advances to suppliers	—	—	65,981

	100,110,454	51,461,237	74,154,168

Non-Current
Beef cattle	71,799,764	65,131,553	63,866,830

	71,799,764	65,131,553	63,866,830

f. Others assets
	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Properties for sale – (real estate)	19,802,484	—	—

	19,802,484	—	—

g. Trade accounts payable

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Suppliers in local currency	3,358,036	154,255	1,531,486
Suppliers in foreign currency (Schedule G Note 11) (1)	7,698,404	12,742,867	13,236,620
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	160,678	40,508	25,776
Alto Palermo S.A.	327,830	1,075,643	634,946
Inversiones Ganaderas S.A.	—	40,820	45,809
IRSA Inversiones y Representaciones S.A.	—	124,752	284,083
Cactus Argentina S.A.	211,956	669,346	92,425
Estudio Zang, Bergel & Viñes	809,157	324,389	205,909
Fundación IRSA	1,073,000	1,800,000	2,200,000
CYRSA S.A.	40,074	—	—
Agropecuaria Cervera S.A.	—	170,645	—
Accrual for other expenses (Schedule G)	18,258,593	10,402,907	9,580,066
Accrual for cereal expenses	1,259,824	1,163,711	3,251,818

	33,197,552	28,709,843	31,088,938

Non-Current
Accrual for other expenses (Schedule G)	—	246,231	392,740

	—	246,231	392,740

(1)	Includes as of March 31, 2008 US$ 1,449,726 for the acquisition of farm “San Pedro”, corresponding to suppliers in foreign currency secured by mortgage. See Note 11.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

h.	Loans

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Local financial loans (Note 15 and Schedule G)	150,899,760	114,005,729	102,092,963
Foreign financial loans ( Notes 15 and 16 and Schedule G)	25,344,000	—	—
Convertible Notes 2007 (Schedule G)	—	8,563,979	9,406,364
Convertible Notes 2007 -Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	—	104,160	104,160
Convertible Notes 2007 expenses	—	(12,742)	(23,215)
Convertible Notes 2007 Interest payable (Schedule G)	—	85,460	284,281
Convertible Notes 2007 Interest payable - Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	—	3,148	3,148

	176,243,760	122,749,734	111,867,701

Non-Current
Foreign Financial Loans (Notes 15 and 16 and Schedule G)	—	24,744,000	24,800,000

	—	24,744,000	24,800,000

i. Salaries and social security payable

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Accrual for vacation and statutory annual bonus	2,568,407	3,490,543	2,450,587
Social security taxes payable	436,080	—	—
Health care payable	23,931	32,694	15,346
Others	417	317,975	308

	3,028,835	3,841,212	2,466,241

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

j.	Taxes payable

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Tax on minimum presumed income (Note 2.u.)	9,985,598	5,394,648	3,904,810
Property tax payable	35,418	226,947	176,230
Taxes withheld for income tax	373,161	415,606	108,637
Gross sale tax payable	57,778	140,100	47
Taxes withheld-value added tax	2,553	20,270	10,808
Others	3,006,916	673	2,703,729

	13,461,424	6,198,244	6,904,261

Non-Current
Deferred income tax	43,225,159	50,914,561	42,182,332

	43,225,159	50,914,561	42,182,332

k. Advanced from customs

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Advanced from customs (Schedule G)	11,969,669	—	—

	11,969,669	—	—

l. Other debts

	March 31, 2008 Pesos	June 30, 2007 Pesos	March 31, 2007 Pesos
Current
Management fees agreement accrual (Note 5)	2,801,434	2,817,997	4,079,574
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	124,800	81,600	59,757

	2,926,234	2,899,597	4,139,331

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:

Assets based on their estimated collection term (in Pesos)

	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
Based on their estimated collection term	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007
4th quarter 2007/2006 financial period	—	—	1,124,267	—	—	5,707,752	—	—	9,568,132
1st quarter 2008/2007 financial period	—	—	—	—	35,690,201	—	—	17,580,104	2,987,027
2nd quarter 2008/2007 financial period	—	379,408	—	—	—	—	—	3,692,125	335,847
3th quarter 2008/2007 financial period	—	—	—	—	—	—	—	1,421,935	765,764
4th quarter 2008/2007 financial period	—	—	—	18,533,006	—	—	31,442,861	4,703,416	—
1st quarter 2009/2008 financial period	—	—	—	—	—	—	8,774,097	2,178,303	2,183,297
2nd quarter 2009/2008 financial period	—	—	—	—	—	—	1,556,499	—	—
3th quarter 2009/2008 financial period	—	—	—	—	—	—	1,723,024	—	—
4th quarter 2009/2008 financial period	—	—	—	—	—	—	3,801,565	3,710,415	—
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,792,344	1,749,369	1,753,380
4th quarter 2010/2009 financial period	—	—	—	—	—	—	3,801,565	3,710,415	—
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,792,344	1,749,369	1,753,380
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	577,257,120	39,095,431	4,228,502	—	—	—	98,163,938	26,168,134	5,724,312
With no stated non-current term	262,273	37,378,273	37,220,716	—	—	—	24,627,955	27,550,873	50,082,554

Total	577,519,393	76,853,112	42,573,485	18,533,006	35,690,201	5,707,752	177,476,192	94,214,458	75,153,693

Assets classified according to their interest rate (in Pesos)

	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
Based on their estimated collection term	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007
At fixed interest rate	—	37,116,000	37,199,999	—	—	—	17,430,720	23,995,134	8,606,937
At variable interest rate	577,257,120	39,095,431	4,228,502	—	—	—	92,600,504	13,652,208	13,260,066
Non-interest bearing	262,273	641,681	1,144,984	18,533,006	35,690,201	5,707,752	67,444,968	56,567,116	53,286,690

Total	577,519,393	76,853,112	42,573,485	18,533,006	35,690,201	5,707,752	177,476,192	94,214,458	75,153,693

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9 (Continued):

Liabilities based on their estimated payment term (in Pesos)

	Trade accounts payable			Loans			Salaries and social security payable
Based on their estimated payment term	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007
4th quarter 2007/2006	—	—	31,088,938	—	—	645,148	—	—	218,435
1st quarter 2008/2007	—	28,709,843	—	—	15,298,547	14,749,006	—	3,124,742	1,776,557
2nd quarter 2008/2007	—	—	—	—	10,618,597	—	—	716,470	471,249
3rd quarter 2008/2007	—	—	—	—	—	9,487,309	—	—	—
4th quarter 2008/2007	33,197,552	—	—	25,325,428	—	—	782,865	—	—
1st quarter 2009/2008	—	—	—	21,557,226	—	—	1,580,351	—	—
2nd quarter 2009/2008	—	—	—	25,344,000	24,744,000	24,800,000	665,619	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	104,017,106	96,832,590	86,986,238	—	—	—
With no stated non-current term	—	246,231	392,740	—	—	—	—	—	—

Total	33,197,552	28,956,074	31,481,678	176,243,760	147,493,734	136,667,701	3,028,835	3,841,212	2,466,241

	Taxes payable			Advanced from customs			Other debts			Provisions
Based on their estimated payment term	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007
4th quarter 2007/2006	—	—	6,904,261	—	—	—	—	—	4,139,331	—	—	—
1st quarter 2008/2007	—	6,198,244	—	—	—	—	—	2,899,597	—	—	—	—
2nd quarter 2008/2007	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2008/2007	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2008/2007	469,956	—	—	11,969,669	—	—	2,926,234	—	—	—	—	—
1st quarter 2009/2008	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2009/2008	12,991,468	—	—	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—	—	—	—
With no stated non-current term	43,225,159	50,914,561	42,182,332	—	—	—	—	—	—	80,953	45,216	45,216

Total	56,686,583	57,112,805	49,086,593	11,969,669	—	—	2,926,234	2,899,597	4,139,331	80,953	45,216	45,216

Liabilities classified according to their interest rate (in Pesos)

	Trade accounts payable			Loans			Salaries and social security payable
Interest in rate that they accrue	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007	March31, 2008	June 30, 2007	March 31, 2007
At fixed interest rate	4,920,475	4,484,003	4,439,062	174,821,907	147,405,126	136,380,272	—	—	—
At variable interest rate	—	—		—	—	—	—	—	—
Non-interest bearing	28,277,077	24,472,071	27,042,616	1,421,853	88,608	287,429	3,028,835	3,841,212	2,466,241

Total	33,197,552	28,956,074	31,481,678	176,243,760	147,493,734	136,667,701	3,028,835	3,841,212	2,466,241

	Taxes payable			Advanced from customs			Other debts			Provisions
Interest in rate that they accrue	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007	March 31, 2008	June 30, 2007	March 31, 2007
At fixed interest rate	—	—	—	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	56,686,583	57,112,805	49,086,593	11,969,669	—	—	2,926,234	2,899,597	4,139,331	80,953	45,216	45,216

Total	56,686,583	57,112,805	49,086,593	11,969,669	—	—	2,926,234	2,899,597	4,139,331	80,953	45,216	45,216

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 10: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N? 368/2001 of the C.N.V., 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

On May 2, 2006, a loan agreement for US$ 8 million was executed with Crédit Suisse, which imposes some restrictions on our ability to pay dividends. Under this loan agreement falling due on November 2, 2008, we are not allowed to pay dividends or make other restricted payments (including the purchase or redemption of our capital stock) in cash, obligations or other assets, for a total amount not exceeding US$ 5 million in any calendar year.

NOTE 11: PURCHASE AND SALE OF FARMS

a)	On September 3, 2007, a deferral of payment for US$ 1,449,726 plus US$ 103,454 i+n interest was signed for the purchase of the establishment “San Pedro”. The new payment date is September 1, 2008 accruing interest at 7% per annum on unpaid balance.

b)	On October 22, 2007, it was deemed of sales for 4,974 hectares of the farm “Los Pozos” was signed. The transaction was agreed upon at US$ 1,119,217. To date, US$ 1,019,217 was collected. The balances of US$ 100,000 should be collected by August 21, 2008, plus interest at LIBOT plus 6%.This sale generated income for about US$ 1.03 (in millions).

c)	On December 17, 2007, it was signed the agreement of sale for the remaining undivided 25% of 72 hectares of the establishment La Adela (18 hectares). The transaction was agreed upon at US$ 143,020, which was paid upon executing the agreement. With such acquisition, the establishment “La Aldea” has 1054 hectares.

d)	On December 27, 2007, the agreement of sale with possession for 2,471 hectares of the establishment “La Esmeralda” was signed. This property has been valued at net realization value as the conditions established by Technical Resolution 17 apply, hence recognizing income for about US$ 5.2 million.

e)	On March 13 and 14, 2008, agreements of sale for the undivided 80% of the establishment “Las Esperanza” (980 ha.) located in the Province of La Pampa. The transaction was agreed upon at US$ 1,281,814, out of which 30% was paid upon signing the agreement of sale and the outstanding balance upon executing the title deed. It will take place 45 days after singing the respective agreements of sale

NOTE 12: INVESTMENTS IN COMPANIES

a)	Agropecuaria Cervera S.A.

On December 27, 2005, the Company and its subsidiary Inversiones Ganaderas S.A. have acquired the capacity of shareholders of Agropecuaria Cervera S.A. (ACER), by subscribing an agreement to exchange goods.

The shareholders transferred the ACER shares in the following proportions: a) in favor of Cresud thirty six thousand (36,000) common shares, registered,

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12: (Continued)

non-endorsable, class A, of Pesos one (Ps. 1) par value with right to five (5) votes each; and b) in favor of IGSA four thousand (4,000) common shares, registered, non-endorsable, class A, of Pesos one (Ps. 1) par value with right to five (5) votes each one.

As considerations for the exchange referred to above, the actions that follow were effected:

•

Cresud has transferred 3,580,886 Negotiable Obligations convertible into common shares, with 8% annual interest, maturing in year 2007, having options in a face value of one US$ each, issued by IRSA Inversiones y Representaciones S.A.

•

The Company paid the amount of Pesos nine hundred and sixty two thousand five hundred and twenty three (Ps. 962,523) with consideration in the contribution made to the company in ACER. As part of the price, the Company paid US$ Seven hundred thousand (US$ 700,000), staying such contribution in guarantee for future contingencies during a two-year term.

The total amount paid was allocated to the individual identifiable assets. These include Ps. 21.9 millon as right of concession which have been recorded in intangible assets (Schedule B) to these financial statements.

b)	BrasilAgro – Companhia de Propiedades Agrícolas (BrasilAgro)

The Company values the investment in BrasilAgro according to the equity method taking into account its significant impact that derives from: (i) its capacity to affect the operative and financial decisions considering that from the nine members of the Board of Directors, three of them -including the president- are appointed by the Company, other three are designated by the stockholders of BrasilAgro and the remaining three are independent directors appointed jointly by both parts, and (ii) the stockholders´ agreement existing among the founder shareholders, that is the Company, Tarpon Agro and Cape Town. Under the terms of such agreement, the parties have agreed to vote jointly in Meeting of Shareholders in respect of matters related to proposals to change directors´ and administrators´ fees, increases of capital sock and appropriation of dividends, among other issues.

BrasilAgro was founded for the purpose of replicating Cresud´s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder, Mr. Elie Horn, is the chairman of Cyrela Brazil Realty, one of the largest Brazilian real estate companies. Tarpon has large experience as manager of financial resources and specializes in variable income. Agro Managers and Agro Investment are investment means that people related to Cresud S.A.C.I.F. y A. utilize.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12: (Continued)

On March 15, 2006, BrasilAgro subscribed a consulting agreement with Parana Consultora de Investimentos. Parana will provide consulting services in matters related, among other, to the purchase and sale of land, transactions in capital markets, hedging policies and mergers and acquisitions. As consideration for its services, Parana will receive from BrasilAgro a yearly remuneration equivalent to 1% of the capital subscribed of BrasilAgro. Parana´s shareholders are Tarpon with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

On March 24, 2006, Cresud S.A.C.I.F. y A. entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders´ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

The board of directors of BrasilAgro has nine members of which Cresud S.A.C.I.F. y A., in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors. The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

These shares were placed in conjunction with the Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying an investment mechanism ruled by the control authorities and with a sales effort abroad, all in compliance with the U.S. Securities Act of 1933 and other regulations established by the Securities and Exchange Commission.

The amount initially offered amounted to 432 million Reais, equivalent to 432,000 common registered shares of 1,000 Reais per share of BrasilAgro.

In accordance with the practice of the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Credit Suisse Investment Bank had another option for increasing the issue by 15% (Green shoe).

As the placement had demand in excess, both BrasilAgro and Credit Suisse exercised such option up to 583,200 shares equivalent to 583.2 million Reais, which were fully placed.

In addition to the funds originally contributed Cresud S.A.C.I.F. y A. made contributions during the offer for a total amount of 42.4 million Reais (approximately US$ 20.6 million). In line with such contribution Cresud S.A.C.I.F. y A. has a total of 42,705 shares equivalent to 7.3% of BrasilAgro capital.

On January 19 and 22, 2007 Cresud S.A.C.I.F. y A. acquired 400 and 100 shares of BrasilAgro, respectively. Due to these new acquisitions the holding of Cresud S.A.C.I.F. y A. amounts to 43,205 shares which is equivalent to 7.4% of the capital stock of BrasilAgro.

As a contribution for having founded the company, Cresud S.A.C.I.F. y A. received 104,902 purchase options to subscribe additional BrasilAgro shares for 15 years at no cost and at the same price of the original offer of shares that is 1,000 Reais adjusted by the IPCA inflation index. Should such option be exercised, Cresud S.A.C.I.F. y A. will be able to acquire 59,850 additional

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12: (Continued)

shares and its holding would then be 14.1% of BrasilAgro diluted capital stock. These options may be exercised as follows: a third part as from the first anniversary of the placement, another third as from the second year and the balance as from the third year.

In addition, Cresud received with no cost a second series of options totaling 104,902, which can only be exercised at the option of Cresud whenever a third party makes an offer to purchase the BrasilAgro shares. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. The second series of options matures in year 2021.

As of March 31, 2008, the Company has not registered any value for the holding of such options.

During this period, Cresud acquired 1,635,000 shares for Ps. 41,535,902. Such purchase generated a change in the interest in BrasilAgro of 7.40% at 11.04%.

Likewise, as of March 31, 2008, BrasilAgro has acquired its first eight properties, which represent 144,189 hectares.

c)	Cactus Argentina S.A.

Inclusion of a new shareholder in Cactus Argentina S.A. (Cactus)

On January 10, 2007 Tyson Foods Inc. joined the capital stock of Cactus by subscribing the stock subscription agreement and the stockholders agreement.

Cactus issued 9,397,213 shares with a premium over par of Ps. 7,296,954 having Tyson subscribed 100% by paying Ps. 16,694,167.

Consequently, the stock participations were modified as follows: Cactus Feeders Inc. 24%; Cresud SACIF y A 24% and Tyson Foods Inc. 52% (through Provemex Holdings LLC).

Accordingly, on March 31, 2008 Cresud registered a premium over par for such operation of Ps. 1,658,109.

In association with Tyson Foods Inc. and Cactus Feeders, Cactus has started an undertaking in Argentina that will be the country´s first fully integrated cattle project. Beef cuts for the Argentine consumer will be produced in said undertaking having access to the European and other international markets.

Cactus Argentina S.A. acquires the Exportaciones Agroindustriales Argentinas S.A. shareholding

On January 11, 2007 Cactus acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by subscribing a sales contract of shares in the amount of Ps. 16,839,993.

EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa with capacity to slaughter and process approximately 9,500 cattle heads per month. The idea of Cactus is to expand in the future the slaughter capacity to 15,000 heads per month.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12: (Continued)

d)	Exportaciones Agroindustriales Argentinas S.A.

On May 15, 2007 Cresud acquired 0.57% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by the acquisition of 120 shares of the latter to Cactus Argentina S.A.

As of March 31, 2008, the Company holding’s in EEASA had decreased to a 0.36 percent.

NOTE 13: ISSUANCE OF CONVERTIBLE NOTES

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple Convertible Notes, non-convertible into shares of the Company, for an amount of up to US$ 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or

b)	The issuance of Convertible Notes into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	The subscription option, for the holders of Convertible Notes, with a premium determined by the management, between 20 and 30% over the conversion price of the Convertible Note, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the Convertible Notes who have exercised their conversion rights.

Authorization for the public offer and quotation of Convertible Notes has been approved by Resolution No. 14,320 of the Comisión Nacional de Valores dated October 1, 2002 and by the Bolsa de Comercio de Buenos Aires, authorizing the issue up to US$ 50,000,000 in securities composed by Convertible Notes into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$ 0.5078 per share (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 per share (US$ 6.0930 ADS)

b)	For each of Cresud’s Convertible Note the holder has the right to convert it to US$ 1.96928 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible Notes were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Notes and for the generation of working capital.

During the year beginning June 30, 2003 and ended November 14, 2007, 49,910,874 corporate bonds were converted into 98,288,372 shares of common stock, which originated an increase in the Company’s shareholders’ equity of PS. 152,102,667. In the same year, 49,867,018 warrant options were exercised; consequently, 98,202,054 shares of common stock were issued for PS. 182,912,273.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 13: (Continued)

On November 14, 2007, convertible notes fell due, out of which 89,126 convertible notes were pending conversion, which were settled in cash. Likewise, there were 132,982 warrant options that were not exercised.

NOTE 14: PURCHASE AND SALE OF CONVERTIBLE NOTES

During November and December 2002, 49,692,668 convertible notes issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5571 per share (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 per share (US$ 6.6856 GDS)

b)	For each of IRSA’s Convertible Note the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has re stated the conversion price of its Convertible Notes according to the subscription clauses.

The conversion price of the Convertible Notes went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

During the period beginning July 2003 and ended November 14, 2007, the Company acquired 600,500 Convertible Notes for US$ 937,798.

During the same period, the Company sold 12,335,157 Convertible Notes of IRSA Inversiones y Representaciones Sociedad Anónima. The sale generated income for PS. 83,623,172.

Likewise, in the same period, the Company exercised its conversion right and exercised warrants of 37,958,011 Convertible Notes of IRSA Inversiones y Representaciones Sociedad Anónima giving rise to issuing 139,295,450 shares of common stock with a face value of PS. 1 each one.

During the same period, third party holders of Convertible Notes into shares of common stock of IRSA have exercised the conversion right of 61,984,332 Convertible Notes and have exercised 61,938,795 warrants originating the issuance of 227,381,884 shares of common stock with a face value of PS. 1 each one.

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps. 64.4 million, such effect being recorded in Paid-In Capital (Related Companies Law No. 19,550 – Section 33) of Shareholders´ Equity (see Note 2.q).

On November 14, 2007, convertible corporate bonds of IRSA Inversiones y Representaciones Sociedad Anónima matured.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 15: FINANCIAL LOANS

In line with the outstanding investment opportunities that became definite during the last year, such as our participation in BrasilAgro, and the acquisition of land and the develop investments in Norwest zone during the current year. The company contracted debt in higher levels than those incurred in previous years. As of March 31, 2008 our debt, without considering our convertible negotiable obligations, amounts to Ps. 176.2 million.

On analyzing the breakdown of such debt, we note the Credit Suisse loan to finance our investment in BrasilAgro for Ps. 25.3 million (Note 12.b) and Ps. 46.6 million to finance our crop production, the remaining balance, Ps. 104.3 million, are concentrated in the short-term.

The chart that follows discloses our Company debt as of March 31, 2008:

Bank	Currency	Total (Millions Ps.)	Term
Short-term	Pesos	104.3	Up to 180 days
Crop production financing	Pesos	46.6	Up to 144 days
Medium-term	Pesos	25.3	Up to 215 days

NOTE 16: CAPITAL INCREASE

During March 2008, the capital increase by 180 million shares with face value of PS. 1 entitled to one vote per share was concluded.This capital increase was approved by the Shareholders’ Meeting of October 10, 2007. Thus, 180 million shares offered at the subscription price of US$ 1.60 or PS. 5.0528 per share were fully subscribed, both locally and internationally.

After this capital increase, the Company’s outstanding shares amount to 500,774,772.

Additionally, for each subscribed share, each shareholder received at no additional cost 1 option entitling the holder to purchase 0.33333333 new shares at a price of US$ 1.68 per each share to be acquired. That is to say, 180 million options entitling holder to purchase a total of 60 million additional shares at the previously mentioned price were granted. Options fall due on May 22, 2015 and may be exercised between the 17th and the 22nd day of February, May, September and November. Options are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and we are currently carrying out the formalities to have them listed on the Nasdaq.

Funds obtained from increasing capital, net of issuance expenses, amount to PS. 881,040,600, equivalent to about US$ 279 million.

Funds obtained were assigned to shares and options issued based on the current value estimated upon subscription.

NOTE 17: RESTRICTED ASSETS

As of March 31, 2008, the amount of 1,834,860 ADR´s of IRSA Inversiones y Representaciones S.A. are included in Non-Current Investments and

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 17: (Continued)

Non-Current Loans which availability is restricted as a result of the loan contracted for financing the Brazil investment as mentioned in Note 12.b) to these financial statements.

The “San Pedro” establishment was included in fixed assets as of March 31, 2008. Such establishment has a mortgage on a fraction of its land to guarantee the payment for the purchase. To date, the amount of US$ 1.5 million is owed for such acquisition.

NOTE 18: CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company is currently developing a capitalization program for executive management staff through contributions made by employees and by the Company (the “Program”).

The Plan is addressed to employees selected by the Company with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V.

Such funds will be freely redeemed under the requirement of the participants. The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

The participants or their successors will have access to 100% of the Program (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the Company only if he has participated in the plan during a minimum term of 5 (five) years, provided certain conditions were complied with.

As of March 31, 2008 the Company had made contributions to the Program that amount Ps. 275,401

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 19: SUBSEQUENT EVENTS

The Company has not recorded any significant subsequent effect that should be disclosed in a note to the financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

Corresponding to the nine-period periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1 and 2)

Schedule A

Principal Account	Value at the beginning of the year Pesos	Additions and/or Transfers Pesos	Deductions and/or Transfers Pesos	Value at the end of the year/ period Pesos	Depreciation					Net carrying Value as of March 31, 2008 Pesos	Net carrying Value as of June 30, 2007 Pesos	Net carrying Value as of March 31, 2007 Pesos
					Rate %	Accumulated at the beginning of the year Pesos	Decrease of the year/ period Pesos	Current year/ Period Pesos	Accumulated at the end of the year/ period Pesos

Real estate	161,689,175	4,725,427	2,008,242	164,406,360	—	—	—	—	—	164,406,360	161,689,175	151,024,186
Wire fences	5,946,395	—	339,656	5,606,739	3	748,542	54,212	133,201	827,531	4,779,208	5,197,853	2,853,453
Watering troughs	4,406,916	63,710	193,019	4,277,607	5	1,125,310	68,416	156,240	1,213,134	3,064,473	3,281,606	2,266,402
Alfalfa fields and meadows	3,227,641	228,551	—	3,456,192	12-25-50	1,533,523	—	410,600	1,944,123	1,512,069	1,694,118	1,403,231
Buildings and constructions	30,612,362	171,874	54,632	30,729,604	2	3,123,956	8,446	475,324	3,590,834	27,138,770	27,488,406	26,521,042
Machinery	11,098,971	606,220	—	11,705,191	10	7,628,609	—	549,940	8,178,549	3,526,642	3,470,362	3,549,013
Vehicles	2,283,471	267,235	48,869	2,501,837	20	1,307,439	40,576	268,785	1,535,648	966,189	976,032	880,646
Tools	208,811	7,320	—	216,131	10	160,632	—	7,959	168,591	47,540	48,179	48,863
Furniture and equipment	1,143,068	73,982	—	1,217,050	10	869,760	—	59,436	929,196	287,854	273,308	295,469
Corral and leading lanes	896,488	14,865	23,867	887,486	3	145,473	3,396	19,882	161,959	725,527	751,015	708,492
Roads	2,058,589	—	—	2,058,589	10	720,499	—	127,773	848,272	1,210,317	1,338,090	1,146,733
Facilities	13,617,658	80,862	—	13,698,520	10-20-33	6,696,165	—	780,197	7,476,362	6,222,158	6,921,493	6,084,921
Computer equipment	1,967,450	103,148	—	2,070,598	20	1,133,754	—	298,082	1,431,836	638,762	833,696	898,928
Silo plants	1,277,416	—	—	1,277,416	5	464,374	—	55,869	520,243	757,173	813,042	647,753
Constructions in progress	7,034,802	9,652,539	228,551	16,458,790	—	—	—	—	—	16,458,790	7,034,802	18,592,666
Advances to suppliers	295,767	1,026,778	295,767	1,026,778	—	—	—	—	—	1,026,778	295,767	469,463

Total as of March 31, 2008	247,764,980	17,022,511	3,192,603	261,594,888		25,658,036	175,046	3,343,288	28,826,278	232,768,610

Total as of June 30, 2007	230,293,886	40,658,831	23,187,737	247,764,980		22,222,028	589,460	4,025,468	25,658,036		222,106,944

Total as of March 31, 2007	230,293,886	12,356,985	237,839	242,413,032		22,222,028	160,080	2,959,823	25,021,771			217,391,261

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

Corresponding to the nine-month periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1, 2, and 3)

Schedule B

Principal Account	Value at the beginning of the year Pesos	Additions of the year/period Pesos	Value at the end of the year/period Pesos	Depreciation				Net carrying value as of March 31, 2008 Pesos	Net carrying value as of June 30, 2007 Pesos	Net carrying value as of March 31, 2007 Pesos
				Accumulated at the beginning of the year Pesos	Of the year		Accumulated at the end of the year/ period Pesos
					Rate %	Current year Pesos

Concessions rights	21,910,761	—	21,910,761	—		524,459	524,459	21,386,302	21,910,761	21,910,761

Total as of March 31, 2008	21,910,761	—	21,910,761	—		524,459	524,459	21,386,302

Total as of June 30, 2007	21,910,761	—	21,910,761	—		—	—		21,910,761

Total as of March 31, 2007	21,910,761	—	21,910,761	—		—	—			21,910,761

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Investments

Corresponding to the nine-month periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1, and 2)

Schedule C

Securities	Amount	Value as of March 31, 2008 Pesos	Value as of June 30, 2007 Pesos	Value as of March 31, 2007 Pesos	Market value Pesos		INFORMATION ON THE ISSUER
								Latest financial statements
							Principal activity	Capital Pesos	Income (loss) for the period Pesos	Shareholders´ Equity Pesos

Current Investments
Mutual Funds
Bony Hamilton Fund (U$S)	64,107,997	200,529,816	37,946,618	3,036,236	3.128000
Deutsche Managed Dollar Fund	120,175,650	375,909,434			3.128000
Fondo 1784 BKD	24,313	29,000			1.192769

		576,468,250	37,946,618	3,036,236

Notes and Convertible Notes
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties, Interest on Convertible Notes 2007 - IRSA (US$):
IRSA Inversiones y Representaciones S.A.		—	379,408	1,124,267
Bonos Global 2010	110,000	105,805	120,899	117,811	0.961860
Bocon Pro 1	157,647	630	630	630	0.003996
Mortgage Bonds	729,877	682,435	1,027,284	1,073,825	0.935000

		788,870	1,528,221	2,316,533

Total current investments		577,257,120	39,474,839	5,352,769

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.					Unlisted		Agricultural livestock	2,500,000	11,709,471	24,589,822
Shares	893,069	8,784,163	6,895,791	7,208,359
Higher value of property		11,179,150	11,179,150	11,179,150

		19,963,313	18,074,941	18,387,509

INVERSIONES GANADERAS S.A.					Unlisted		Rising and grazing cattle	11,668,570	15,306	9,803,781
Shares	11,668,569	9,803,760	9,788,454	10,639,616

		9,803,760	9,788,454	10,639,616

CACTUS ARGENTINA S.A. Shares	6,589,335	8,067,923	5,825,380	6,259,901	Unlisted		Exploitation and administration of Agriculture and beef cattle	27,455,563	(40,070)	33,616,347

		8,067,923	5,825,380	6,259,901

FUTUROS Y OPCIONES.COM S.A. Shares	654,398	2,643,584	1,952,651	1,156,281	Unlisted		Gives information about markets through Internet , brokerage activities and comercial services.	960,937	1,092,414	3,881,914

		2,643,584	1,952,651	1,156,281				1,334,748	(391,561)	4,262,965

AGROPECUARIA CERVERA S.A. Shares	1,201,273	3,836,667	4,189,072	4,423,973	Unlisted		Agricultural and forestall

		3,836,667	4,189,072	4,423,973

IRSA Inversiones y Representaciones S.A.
Shares (Note 15)	199,312,030	651,719,344	411,903,577	418,848,524	4.55		Real Estate	578,676,461	22,877,832	1,892,182,072

		651,719,344	411,903,577	418,848,524

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas
Shares	64,510	115,341,034	68,056,602	61,799,495	(1	) 11.06	Agricultural and Real Estate	875,381,000	7,195,000	1,045,423,000

		115,341,034	68,056,602	61,799,495

	Subtotal	811,375,625	519,790,677	521,515,299

Other Investments
Convertible Notes 2007 - IRSA (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—	37,116,000	37,199,999
Coprolan		20,717	20,717	20,717	Unlisted
Exportaciones Agroindustriales Argentinas S.A.		241,556	241,556	—	Unlisted

	Subtotal	262,273	37,378,273	37,220,716

Goodwill
Companhia Brasilerira de Propiedades Agrícolas BrasilAgro goodwill		3,738,681	—	—
IRSA Inversiones y Representaciones S.A. negative goodwill		(134,687,312)	(67,306,386)	(70,189,477)

	Subtotal	(130,948,631)	(67,306,386)	(70,189,477)

Total non-current investments		680,689,267	489,862,564	488,546,538

(1)	In Brazilian Reais

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

Corresponding to the nine-month periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1 and 2)

Schedule E

Item	Balances at beginning of the year Pesos		Increases Pesos	Decreases Pesos	Applications Pesos	Value as of March31, 2008 Pesos	Value as of June 30, 2007 Pesos	Value as of March 31, 2007 Pesos
Deducted from assets
Allowance for doubtful accounts	372,359		78,084	(19,233)	—	431,210	372,359	372,359
Included in liabilities
For pending lawsuits	45,216	(1)	35,737	—	—	80,953	45,216	45,216

Total as of March 31, 2008	417,575		113,821	(19,233)	—	512,163

Total as of June 30, 2007	444,173		—	(24,127)	(2,471)		417,575

Total as of March 31, 2007	444,173		—	(24,127)	(2,471)			417,575

(1)	Included in other income and expenses in the statement of income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the nine-month periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	March 31, 2008 Pesos	March 31, 2007 Pesos	March 31, 2008 Pesos	March 31, 2007 Pesos	March 31, 2008 Pesos	March 31, 2007 Pesos	March 31, 2008 Pesos	March 31, 2007 Pesos	March 31, 2008 Pesos		March 31, 2007 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	65,090,604	59,445,800	—	—	—	—	65,090,604		59,445,800
Crops	30,866,271	10,550,495	—	—	—	—	—	—	30,866,271		10,550,495
Seeds and fodder	360,162	478,313	—	—	—	—	—	—	360,162		478,313
Materials and others	—	—	—	—	—	—	693,296	127,024	693,296		127,024

	31,226,433	11,028,808	65,090,604	59,445,800	—	—	693,296	127,024		97,010,333		70,601,632
Holding gain - Beef cattle	—	—	3,377,351	1,292,361	.	—	—	—		3,377,351		1,292,361
Holding gain - Crops and raw materials	5,899,363	1,190,284	—	—	.	—	—	—		5,899,363		1,190,284
Production	33,614,848	30,352,384	19,333,017	15,716,310	13,293,382	6,668,677	—	—		66,241,247		52,737,371
Transfer of inventories to fixed assets	—	—	—	—	—	—	(520,020)	—		(520,020)		—
Transfer of inventories to expenses	(3,201,478)	(2,337,798)	(93,532)	(59,273)	—	—	(1,013,837)	(825,981)		(4,308,847)		(3,223,052)
Purchases	5,237,810	415,832	4,496,749	6,875,549	7,964	—	1,998,953	1,509,026		11,741,476		8,800,407
Operating expenses (Schedule H)	—	—	—	—	—	—	208,436	36,498		208,436		36,498
Less:
Inventories at the end of the period
Beef cattle	—	—	(73,963,058)	(67,397,962)	—	—	—	—	(73,963,058)		(67,397,962)
Crops	(24,720,245)	(23,777,230)	—	—	—	—	—	—	(24,720,245)		(23,777,230)
Seeds and fodder	(640,799)	(365,152)	—	—	—	—	—	—	(640,799)		(365,152)
Materials and others	—	—	(591,004)	—	(7,964)	—	(1,161,099)	(802,229)	(1,760,067)	(101,084,169)	(802,229)	(92,342,573)

Cost of Sales	47,415,932	16,507,128	17,650,127	15,872,785	13,293,382	6,668,677	205,729	44,338		78,565,170		39,092,928

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of production

Corresponding to the nine-month periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	Mach 31, 2008 Pesos	March 31, 2007 Pesos	Mach 31, 2008 Pesos	March 31, 2007 Pesos	Mach 31, 2008 Pesos	March 31, 2007 Pesos	Mach 31, 2008 Pesos		March 31, 2007 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	—	—	11,113,378	9,389,631	11,113,378		9,389,631
Unharvested crops and other unharvested	2,342,025	1,662,592	—	—	—	—	2,342,025		1,662,592
Seeds and fodder	—	—	1,336,519	168,766	554,095	123,568	1,890,614		292,334
Materials and others	3,609,519	4,142,815	465,981	—	160,940	119,865	4,236,440		4,262,680

	5,951,544	5,805,407	1,802,500	168,766	11,828,413	9,633,064		19,582,457		15,607,237
Holding gain - Beef cattle	—	—	—	—	(133,975)	(2,105)		(133,975)		(2,105)
Holding gain – Crops and raw materials	3,000,520	941,124	—	—	—	—		3,000,520		941,124
Production	—	—	1,989,425	504,930	174,374	741,024		2,163,799		1,245,954
Transfer of inventories to fixed assets	(654,303)	—	—	—	—	—		(654,303)		—
Transfer of unharvested crops to expenses	(26,845,723)	(16,878,052)	(2,234,884)	(989,989)	(3,349,086)	(927,062)		(32,429,693)		(18,795,103)
Purchases	72,570,706	42,199,963	1,440,626	851,604	5,418,783	2,480,584		79,430,115		45,532,151
Operating expenses (Schedule H)	24,703,973	21,236,013	13,935,960	10,954,821	8,667,922	3,822,523		47,307,855		36,013,357
Less:						—
Inventories at the end of the period
Beef cattle	—	—	—	—	(12,917,985)	(10,014,349)	(12,917,985)		(10,014,349)
Unharvested crops	(45,454,859)	(27,822,308)	—	—	—	—	(45,454,859)		(27,822,308)
Seeds and fodder	—	—	(2,249,049)	(1,930,511)	(720,464)	(659,538)	(2,969,513)		(2,590,049)
Materials and others	(8,511,763)	(4,474,347)	(846,243)	(523,580)	(125,686)	(187,811)	(9,483,692)	(70,826,049)	(5,185,738)	(45,612,444)

Cost of Production	24,760,695	21,007,800	13,838,335	9,036,041	8,842,296	4,886,330		47,440,726		34,930,171

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the nine-month periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1 and 2)

Schedule G

	March 31, 2008				June 30, 2007			March 31, 2007
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in Dollars	US$	33,285,149	3.128	104,115,945	US$	12,833,941	39,182,021	US$	25,098,740	76,802,144
Cash and banks in Brazilian Reais	Rs	2,946	1.572	4,631	Rs	2,584	3,643	Rs	325	459
Investments:
Mutual funds	US$	64,107,997	3.128	200,529,816	US$	12,429,289	37,946,618	US$	992,234	3,036,236
Interest from IRSA Convertible Notes 2007		—		—	US$	122,667	379,408	US$	362,667	1,124,267
Trade accounts receivable:
Trade accounts receivable	US$	216,278	3.128	676,518	US$	174,180	531,771	US$	591,139	1,808,885
Subsidiaries, related companies Law No. 19,550 Section
33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	35,981	3.128	112,549	US$	—	—	US$	—	—
Other receivables:
Secured by mortgages	US$	2,237,673	3.128	6,999,442	US$	2,291,261	6,995,220	US$	1,006,894	3,081,097
Guarantee deposits	US$	598,793	3.128	1,873,025	US$	918,904	2,805,415	US$	1,027,018	3,142,675
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	US$	—		—	US$	—	—	US$
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	34,563	106,903	US$	2,107	6,532
Others	US$	—		—	US$	20,000	61,860	US$	26,587	82,419
Non-Current Assets								US$	20,000	62,000
Other receivables
Secured by mortgages	US$	3,576,668	3.128	11,187,818	US$	4,290,164	13,097,871	US$	1,859,496	5,690,057
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Alto Palermo S.A	US$	—		—	US$	57,660	178,341	US$	91,660	284,147
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	13,294	41,117	US$	21,269	65,935
Cactus Argentina S.A.	US$	—		—	US$	1,326	4,100	US$	—	—
Others	US$	—		—	US$	7,330	22,673	US$	11,654	36,126
Investments:
IRSA Convertible Notes 2007
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	—		—	US$	12,000,000	37,116,000	US$	12,000,000	37,199,999

US$	US$	104,058,539		325,495,113	US$	45,194,579	138,469,318	US$	43,111,465	132,422,519

Rs	Rs	2,946		4,631	Rs	2,584	3,643	Rs	325	459

Total Assets				325,499,744			138,472,961			132,422,978

US$: US Dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the nine-month periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1 and 2)

Schedule G (Cont)

	March 31, 2008				June 30, 2007			March 31, 2007
Item	Type and amount of foreign Currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	2,430,052	3.168	7,698,404	US$	4,119,905	12,742,867	US$	4,269,877	13,236,620
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Accrual for other expenses	US$	95,531	3.168	302,642	US$	206,984	640,202	US$	158,054	489,967
Loans:
Local banks	US$	14,798,818	3.168	46,882,654	US$	5,552,260	17,173,139	US$	4,873,137	15,106,725
Foreign Banks	US$	8,000,000	3.168	25,344,000	US$	—	—	US$	—	—
Interest of Convertible Notes 2007	US$	—		—	US$	28,648	88,608	US$	91,704	287,429
Convertible Notes 2007	US$	—		—	US$	2,768,826	8,563,979	US$	3,034,311	9,406,364
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	US$	—		—	US$	33,676	104,160	US$	34,615	104,160
Advanced from customs
Advanced from customs	US$	3,778,305	3.168	11,969,669	US$	—	—	US$	—	—
Non-current liabilities
Trade accounts payable
Accrual for other expenses	US$	—		—	US$	79,609	246,231	US$	126,690	392,740
Loans:
Foreign Banks	US$	—		—	US$	8,000,000	24,744,000	US$	8,000,000	24,800,000

Total Liabilities	US$	29,102,706		92,197,369	US$	20,789,908	64,303,186	US$	20,588,388	63,824,005

US$:	US Dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the nine-month periods beginning as from July 1, 2007 and 2006 and ended on March 31, 2008 and 2007

(Notes 1 and 2)

Schedule H

	Total as of March 31, 2008 Pesos	Operating Expenses					Expenses		Total as of March 31, 2007 Pesos
Items		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	612,051	—	—	—	—	—	—	612,051	289,897
Fees and payments for services	4,646,843	714,526	224,631	301,483	188,412	—	27,123	3,905,194	3,034,022
Salaries and wages	9,636,884	4,062,431	865,860	2,030,880	1,165,691	—	—	5,574,453	8,734,123
Social security taxes	1,960,804	735,216	172,502	309,035	253,679	—	—	1,225,588	2,148,660
Taxes, rates and contributions	843,528	339,241	194,869	50,288	94,084	—	482	503,805	1,085,863
Gross sales taxes	1,071,848	—	—	—	—	—	1,071,848	—	293,045
Office and administrative expenses	1,916,555	—	—	—	—	—	—	1,916,555	917,458
Bank commissions and expenses	7,572	7,572	2,545	4,538	489	—	—	—	18,857
Depreciation of fixed assets	3,343,288	2,901,590	1,673,710	832,316	395,564	—	—	441,698	2,959,823
Vehicle and traveling expenses	813,737	458,866	149,247	269,897	39,722	—	—	354,871	448,516
Spare parts and repairs	1,716,079	1,716,079	596,633	751,269	368,177	—	—	—	1,846,218
Insurance	211,800	148,078	60,310	74,632	13,136	—	—	63,722	223,691
Benefits to Employees	518,297	319,997	83,993	182,826	53,178	—	—	198,300	468,443
Livestock expenses (1)	9,250,008	8,684,064	—	8,684,064	—	—	565,944	—	7,170,680
Dairy farm expenses (2)	5,982,237	5,936,601	—	—	5,936,601	—	45,636	—	2,494,001
Agricultural expenses (3)	26,006,725	20,505,241	20,296,805	—	—	208,436	5,501,484	—	17,264,166
Silo expenses	12,522	12,522	12,522	—	—	—	—	—	60,772
General expenses	1,046,019	968,897	368,740	443,989	156,168	—	—	77,122	431,820
Lease of machinery and equipment	1,318	1,248	566	682	—	—	—	70	—
Safety and hygiene expenses	4,122	4,122	1,040	61	3,021	—	—	—	—
Advertising expenses	13,693	—	—	—	—	—	—	13,693	—

Total as of March 31, 2008	69,615,930	47,516,291	24,703,973	13,935,960	8,667,922	208,436	7,212,517	14,887,122	—

Total as of March 31, 2007		36,049,855	21,236,013	10,954,821	3,822,523	36,498	2,731,060	11,109,140	49,890,055

(1)	Includes cattle food and additives, lodging, animal health and others.

(2)	Includes cattle food and additives, animal health and others.

(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables and prepaid expenses without a due date as of March 31, 2008

	Other Receivables Pesos	Law No. 19,550 Section 33
		AGRO URANGA	FYO	CACTUS	IGSA	IRSA	ACER
		Other Receivables
		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Current	180,131	1,018,364	23,603	3,283,150	68,432,024	—	25,226,666
Non-current	24,627,955	—	—	—	—	—	—

b.	Trade Accounts Receivable and other receivables to fall due as of March 31, 2008

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33					Other Receivables Pesos	Law No. 19,550 Section 33
		FYO	IGSA	IRSA	COMERCIA-LIZADORA DE LOS ALTOS S.A.	ACER		IRSA	CACTUS	ACER
		Trade Accounts Receivable						Other Receivable Pesos	Other Receivable Pesos	Other Receivable Pesos
		Pesos	Pesos	Pesos	Pesos	Pesos
06/30/08	10,745,616	7,263,813	129,349	112,549	933	280,746	31,442,861	—	—	—
09/30/08	—	—	—	—	—	—	8,774,097	—	—	—
12/31/08	—	—	—	—	—	—	1,556,499	—	—	—
03/31/09	—	—	—	—	—	—	1,723,024	—	—	—
06/30/09	—	—	—	—	—	—	3,801,565	—	—	—
09/30/09	—	—	—	—	—	—	1,792,344	—	—	—
06/30/10	—	—	—	—	—	—	3,801,565	—	—	—
09/30/10	—	—	—	—	—	—	1,792,344	—	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of March 31, 2008.

b.	Debts without a due date as of March 31, 2008.

	Trade Accounts Payable Pesos	Loans Pesos	Taxes Payable Pesos	Allowances Pesos
Current	—	104,017,106	—	—
Non-current	—	—	43,225,159	80,953

c.	Debts to fall due as of March 31, 2008.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33					Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Advanced from customs Pesos	Other Debts Pesos
		IBSA	Cactus	CYRSA	APSA	IGSA
		Trade Accounts Payable
		Pesos	Pesos	Pesos	Pesos	Pesos
06/30/08	32,457,014	160,678	211,956	40,074	327,830	—	25,325,428	782,865	469,956	11,969,669	2,926,234
09/30/08	—	—	—	—	—	—	21,557,226	1,580,351	—	—	—
12/31/08	—	—	—	—	—	—	25,344,000	665,619	12,991,468	—	—
03/31/09	—	—	—	—	—	—	—	—	—	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33					Other Receivables Pesos	Law No. 19,550 Section 33
		FYO	IGSA	COMERCIALIZADORA DE LOS ALTOS S.A	IRSA	ACER		ACER	AGRO URANGA	IGSA	FYO	Cactus
		Trade Accounts Receivable						Other Receivables
		Pesos	Pesos	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos	Pesos
In Pesos	10,069,098	7,263,813	129,349	933	—	280,746	59,432,100	25,226,666	1,018,364	68,432,024	23,603	3,283,150
In Dollars	676,518	—	—	—	112,549	—	20,060,285	—	—	—	—	—

b.	All accounts receivable and other receivables and prepaid expenses are not subject to adjustment provisions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

c.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33					Other Receivables Pesos	Law No. 19,550 Section 33
		IRSA	FYO	COMERCIALIZADORA DE LOS ALTOS S.A	IGSA	ACER		IGSA	FYO	ACER	AGRO URANGA	Cactus
		Trade Accounts Receivable						Other Receivables
		Pesos	Pesos	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding balances accruing interests	—	—	—	—	—	—	17,357,255	67,264,341	—	22,652,208	—	2,757,420
Outstanding balances not accruing interests	10,745,616	112,549	7,263,813	933	129,349	280,746	62,135,130	1,167,683	23,603	2,574,458	1,018,364	525,730

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33					Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Advanced from customs Pesos	Other Debt Pesos	Provisions Pesos
		Cactus	IGSA	CYRSA	APSA	IBSA
		Trade Accounts Payable
		Pesos	Pesos	Pesos	Pesos	Pesos
In Pesos	24,455,968	211,956	—	40,074	327,830	160,678	104,017,106	3,028,835	56,686,583	—	2,926,234	80,953
In Dollars	8,001,046	—	—	—	—	—	72,226,654	—	—	11,969,669	—	—

b.	All debts outstanding are not subject to adjustment provisions.

c.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33					Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Advanced from customs Pesos	Other Debt Pesos	Provisions Pesos
		IGSA	Cactus	CYRSA	APSA	IBSA
		Trade Accounts Payable
		Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding debts accruing Interests	4,920,475	—	—	—	—	—	174,821,907	—	—	—	—	—
Outstanding debts not accruing interests	27,536,539	—	211,956	40,074	327,830	160,678	1,421,853	3,028,835	56,686,583	11,969,669	2,926,234	80,953

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of March 31, 2008 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of March 31, 2008 there were advance payments to directors for Ps. 465,523, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a period in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c.	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the depreciations with the income of the Company.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Book value Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	76,616,606	32,349,201
Vehicles	Theft, fire and civil and third parties liability	2,321,686	966,189

16.	CONTINGENCIES

As of March 31, 2008 there are no contingent situations that have not been accounted for.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 18 to the Financial Statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight

SUMMARY as of March 31, 2008

Buenos Aires, May 12, 2008 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BCBA: CRES), one of the leading agricultural companies in Argentina, announces today its results for the first nine months of fiscal 2008, ended March 31, 2008.

The results for the nine-month period of 2008 showed a net profit of Ps. 27.6 million compared to the Ps.36.7 million profit for the same period of the previous fiscal year. The decrease in the net result is mainly due to a 49.9% decrease in results from our ownership interests in related companies.

Consolidated net sales for the period were Ps. 103.2 million, 89.9% higher than the figure recorded for the same period of the previous fiscal year. This rise is mainly due to a 214.1% increase in the sales of crops resulting from the rise in the tons sold and the higher average prices per ton compared to the same period of the previous year.

Gross profit for the first nine-month period of fiscal year 2008 was Ps.37.4 million compared to Ps.25.3 million gross profit for the same period the previous year.

This rise in gross profit is due to the improvement in the results from sales based on the increase in sales of crops, milk and other.

Operating results for the period ended on March 31, 2008 amounted to a Ps. 33.8 million profit, compared to a Ps. 12.7 million profit as recorded a year earlier. This difference arises mainly from the fact that income was recorded in the second quarter of fiscal 2008 as a result of the sale of 4,974 hectares in the “Los Pozos” farm and of the adjustment in the valuation of other assets at their net realizable value as from the execution of the preliminary sales agreement with the assignment of possession over 2,471 hectares in the “La Esmeralda” farm.

Results from related companies were a Ps.20.1 million profit compared to a Ps.40.2 million profit in the same period of fiscal year 2007, mainly due to the result of our ownership share in IRSA Inversiones y Representaciones S.A. as of March 31, 2008.

Summary of operations

Crops

Crop sales totaled Ps. 53.1 million for the period of 2008 under consideration, compared to Ps. 16.9 million crop sales for the previous period. In terms of volume, crop sales amounted to 96,201 tons at an average price per ton of Ps. 557 compared to 40,352 tons sold at an average price of Ps. 419 during the same period of the previous fiscal year. The increase in the tons sold is mainly due to the higher levels of crop inventories at the beginning of fiscal 2008. Crop output dipped from 69,861 tons for the first nine months of fiscal 2007 to 60,560 tons for the same period of fiscal 2008. In turn, at March 2008, the percentage surface area planted amounted to 31.7%. Income from production totaled Ps. 36.5 million, 18.1% higher than the income obtained from production in the same period of fiscal 2007. This increase has been mainly due to the increase in the prices of the commodities traded.

The stock of crops as of the end of the period totaled 39,029 tons, broken down as follows: 14,519 tons of wheat, 8,999 tons of corn, 6,930 tons of sunflower and 6,798 tons of soybean. The balance corresponds to barley, sorghum and other crops.

Gross profit in this segment for the period ended March 31, 2008 amounted to Ps. 16.8 million compared to the Ps. 10.3 million profit for the same period in the previous fiscal year.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

For the current season we have allocated 59,547 hectares to our agricultural activities, 28,747 hectares out of the above total are leased from third parties and 3,963 hectares are operated under concessions. Compared to the previous fiscal year, the total number of hectares allocated to agricultural activities has risen by 7,032.

The table below shows the degree of progress of harvesting for the various crops as of March 31, 2008:

Crop	Hectares sown	Tons harvested	% harvested
Wheat	6,164	21,583	99.2%
Corn	21,872	22,016	23.0%
Sunflower	6,397	8,830	79.1%
Soybean	21,677	4,852	7.6%
Other	3,437	3,279	29.6%
Total	59,547	60,560	31.7%

In late 2007, the Argentine Secretariat of Agriculture and Livestock resolved to close the wheat export registries. At present, the associations representing agricultural farmers and the Government are conducting negotiations to reach an agreement as now is the time to define the direction of the winter season.

In turn, in November 2007, the Argentine Government increased withholdings on exports of soybean and its by-products (from 27.5% to 35%), wheat (from 20% to 28%) and corn (from 20 to 25%). Under this mechanism the Government withheld a fixed percentage over the FOB price of crops, which meant that any future price increase would have an impact on the level of the revenues earned by farmers and by the Government. In early March 2008, the Argentine Government changed such mechanism to turn it into a sliding scale withholding regime applicable to oilseed, grains and by-products. With this system, the percentage of marginal withholdings applied rises to the extent there is a rise in the price per ton of the commodity allowing the Government to take hold of the price increase in excess of certain levels under which farmers are subject to a scheme with characteristics similar to a regime that sets maximum prices.

The following is the scheme of sliding-scale withholdings established for each type of crop:

Products	Price tranches US$/tn.	Fixed Export Tariff (previously in force)	New Export Tariff (currently in force)	New Marginal Export Tariff
Soybean	0-200	35%	23.50%	23.50%
	201-300	35%	from 23.5% to 28%	38%
	301-400	35%	from 28% to 36%	58%
	401-500	35%	from 36% to 43%	72%
	501-600	35%	from 43% to 49%	81%
	More than 600	35%	49% onwards	95%
Sunflower	0-200	32%	23.50%	23.50%
	201-300	32%	from 23.5% to 25%	29%
	301-400	32%	from 25% to 31%	39%
	401-500	32%	from 31% to 37%	54%
	501-600	32%	from 37% to 45%	78%
	More than 600	32%	45% onwards	95%
Corn	0-180	25%	20%	20%
	181-220	25%	from 20% to 25%	45%
	221-260	25%	from 25% to 32%	72%
	261-300	25%	from 32% a 40%	93%
	More than 301	25%	40% onwards	95%
Wheat	0-200	28%	20%	20%
	201-300	28%	from 20% to 24%	32%
	301-400	28%	from 24% to 30%	48%
	401-600	28%	from 30% to 46%	79%
	More than 600	28%	46% onwards	95%

Source: Sliding-scale Withholdings Regime for Commodities and By-products, Argentina’s Executive Branch, Ministry of Economy and Production, March 2008.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Faced with this decision, the entities that represent farmers called a nationwide strike as a sign of protest. Right now, both the Government and these entities are conducting negotiations to reach an agreement.

Beef cattle

At March 31, 2008, the Company had a 98,989-head cattle stock, and the hectares allocated to beef cattle activities totaled 130,395.

Sales of beef showed a slight decline compared to the previous fiscal year, as they went from Ps. 20.6 million as of March 31, 2007 to Ps. 18.9 million as of March 31, 2008. During the first nine months of this fiscal year sales totaled 7,384 tons, whereas in the same period of the previous fiscal year the tons sold had amounted to 8,680. Beef cattle output was 7,053 tons, which indicated a 13.1% decrease compared to the previous fiscal year. The drop in the volumes of sales and output was mainly due to the de-consolidation of Cactus Argentina S.A. due to the reduction in our interest in said company from 50% down to 24%, compared to the proportional consolidation of the results of Cactus Argentina S.A. with those of Cresud for the first nine months of fiscal 2007.

Gross profit, which in the first nine months of fiscal 2007 had been a Ps. 7.9 million profit, went down to Ps. 7.3 million for the first nine months of fiscal 2008.

In March 2008, the Argentine Government decided to close the registries for beef exports seeking to prevent an increase in prices in the domestic market. In early May 2008, the registries for beef exports were re-opened. The Argentine Government and the entities representing the industry are currently conducting negotiations to reach an agreement.

As regards the international scenario, the prices of beef cattle strengthened during 2007 due to a slow recovery in demand. The European Union has recently closed its borders to Brazilian beef for health-related reasons, which measure pushed up prices even more. Restricted inputs, in combination with the continued increase in demand, are expected to strengthen international beef prices in the short term.

Milk

Milk output increased by 26.3% in the period, up from 12.6 million liters at March 31, 2007 to 15.9 million at March 31, 2008. This increase was mainly due to the start of production at the new dairy facility in our “La Juanita” farm, which saw its milking capacity rise to 1,800 cows as well as an improvement in the efficiency of daily average output per head.

During the first nine months, sales totaled Ps. 13.2 million, 98.1% higher than sales for the first nine months of fiscal 2007. The increase in sales is due both to the increase in output and to the increase in the average price per liter of milk.

During the first nine months of fiscal 2007 we had 7,043 head of cattle over 2,376 hectares allocated to the production of milk, whereas in the period under consideration the number of head has risen to 8,514 over 3,723 hectares. On average, we have 3,100 cows in milking per day, 18.3% more than the average a year earlier.

Gross profit in this segment amounted to Ps. 4.5 million, compared to the Ps. 2.5 million profit for the first nine months of the previous fiscal year, which points to an 80.1% improvement.

At present, the Company’s dairy facilities are located at “La Juanita” and “El Tigre”, a dairy facility equipped with state-of-the-art technology.

Purchase and Sale of Farms

In March 2008 we executed a preliminary purchase agreement for an undivided 80% over 980 hectares in the “La Esperanza” farm in the Province of La Pampa. The price of the transaction was fixed at US$ 1.3 million. Thirty per cent of the price was paid at the execution of the preliminary purchase agreement and the balance shall be paid upon delivering the deed. This is a farm with outstanding prospects for agricultural activities.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

During the first six months of fiscal 2008 we executed the preliminary agreement to purchase the remaining 25% undivided interest over 72 hectares of the “La Adela” farm in the Province of Buenos Aires. We also executed the sales deed for 4,974 hectares in the “Los Pozos” farm located in the Province of Salta, for a price of US$ 225.0 per hectare, whereas the Company had recorded the value of the plot in its books at US$ 7.0 per hectare. This sale yielded income for approximately US$ 1.0 million. In turn, a preliminary sales agreement that included the assignment of possession was executed concerning 2,471 hectares in the “La Esmeralda” farm located in the Province of Santa Fe. This plot of land has been valued at its net realizable value, with income for approximately US$ 5.2 million being recognized. The Company had this plot booked at US$ 309 per hectare, whereas the price of the transaction was agreed at US$ 2,549 per hectare.

Development of Marginal Lands

We believe that there is major potential in the development of marginal land: with the help of currently available technologies we can obtain yields in these lands similar to, and returns better than, those in the core areas.

During the third quarter of fiscal 2008 development efforts continued at our “Los Pozos” farm located in the province of Salta, and we expect that by the end of the fiscal year there will be 62,000 net hectares of prairies planted. In addition, we continued with the development of Agropecuaria Cervera S.A. with our goal being to reach the end of fiscal 2008 with 17,500 hectares in production.

At March 31, 2008, Cresud had as land reserves 224,682 hectares of its own land, which had been acquired at very affordable prices, and 152,889 hectares in farms assigned to it under concessions. In our opinion, the development of these areas, accompanied by technological breakthroughs will contribute to an appreciation in the value of land which will in turn imply significant gains for the Company.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Investments in other companies

BrasilAgro

BrasilAgro, a Brazilian company listed on the Bovespa since May 2006 was created for the purpose of replicating Cresud’s business in Brazil. It was organized in the year 2005 in order to explore the opportunities of the Brazilian agricultural real estate market, and its founding shareholders include Cresud, Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment. BrasilAgro operates mainly on the basis of four lines of business whilst maintaining its focus on Agricultural Real Estate: sugar cane, crops and cotton, forestry and beef cattle.

Within our international expansion plan, we consider Brazil to be a key country as we believe that it has substantive potential for growth in the sector. As of March 31, 2008 Cresud owned 11.04% of BrasilAgro’s outstanding common shares compared to the 8.25% holding Cresud had at December 31, 2007.

At March 31, 2008, BrasilAgro had 8 properties, totaling 144,189 hectares, acquired at highly affordable values compared to the average of the respective regions, all of which properties had major potential for appreciation.

Farm	Province	Date of acquisition	Surface area (in hectares)	Main activity (proyect)	Acquisition Value/hectare (R$ hectares)
San Pedro	Chapado do Sul (MS)	Sep-06	2.443	Sugar Cane	R$	4,1
Cremaq	Baixa Grande do Ribeiro (	Oct-06	32.375	Crops	R$	1,3
Engenho	Maracajú (MS)	Dec-06	2.022	Sugar Cane	R$	5,0
Jatobá (1)	Jaborandi (BA)	Mar-07	28.442	Crops and Cot	R$	1,1
Alto Taquari	Alto Taquari (MT)	Aug-07/Under analysis (2)	5.266	Sugar Cane	R$	6,5
Araucária (1)	Mineiros (GO)	Apr-07	11.657	Sugar cane	R$	5,8
Chaparral	Correntina (BA)	Nov-07	37.799	Livestock/crops	R$	1,2
Nova Buriti	Januária (MG)	Dec-07	24.185	Forestry	R$	0,9

(1)	Hectares and value in proportion to BrasilAgro ´s interst,

(2)	3,673 hectares are subject to the consent of sellers as regards certain conditions precedent.

Out of the Reais 552.0 million raised as a result of its IPO, BrasilAgro has committed to pay and already paid farms for an amount of Reais 264.5 million.

BrasilAgro will continue to focus its activities on agricultural Real Estate seeking new business opportunities in order to consolidate a significant portfolio of properties and on the development of its four main business lines: sugar cane; crops and cotton; forestry and livestock.

FyO

The Company holds a 68.1% equity interest in Fyo.com, an Internet portal. Fyo.com’s position as leader in the farming sector continues to strengthen on the basis of the broad range of business services offered to the sector and Fyo.com’s role in direct sales of supplies and crop brokerage services.

At present, FyO has a database of 40,000 users and more than 5,000 farmers authorized to carry out business. The strategy implemented consists in focusing on business services to farmers by leveraging on Cresud’s experience and operating capacity in the business, with Fyo.com being the link with customers.

FyO also deals in the futures and options market known as Mercado a Término de Buenos Aires. Traded volumes have surpassed expectations as our futures’ hedging service becomes a fundamental tool for our customers’ price risk management policy.

For the nine-month period ended on March 31, 2008, Futuros y Opciones.com S.A. posted income for Ps. 10.8 million, 300.1% higher than a year earlier. Income for the period has amounted to Ps. 1.1 million, compared to a Ps. 0.2 million loss recorded in the same period of fiscal 2007.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Cactus Argentina S.A.

Cactus Argentina S.A, our feedlot and cold storage establishment operator, a company in which we hold a 24.0% interest, continued to consolidate its growth and to play a major role in beef production for our Company.

During the first nine months of fiscal 2008, Cactus Argentina S.A.’s operating result was Ps. 14.9 million. As of March 31, 2008, the net result has been a loss of Ps. 0.04 million.

In this way, Cactus Argentina S.A. achieves vertical integration in the country’s beef industry. Feedlot-produced beef is processed in the premises of the cold storage establishment Exportaciones Agroindustriales Argentina S.A. for both the domestic and export markets. Feedlot-finished animals, whose main foodstuff is corn, is growing quite dynamically. Cactus Argentina S.A. has gained market recognition thanks to the uniform end product offered by feedlot-finished animals, which provides purchasers with high-quality products and better yields and has succeeded in offering differential sales prices.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Principal indicators for the nine-month period ended

March 31, 2008 and 2007:

	9 months ended March 31, 2008	9 months ended March 31, 2007%
Sales (volume)
Wheat	12,920	17,809	(27.5%)
Corn	43,806	8,534	413.3%
Sunflower	5,871	1,534	282.8%
Soybean	28,957	12,475	132.1%
Other	4,647	—	—

Total Crops (tons)	96,201	40,352	138.4%

Sales of beef (tons)	7,384	8,680	(14.9%)
Sales of milk (thousands of liters)	15,783	12,570	25.6%
Output (volume)
Wheat	21,583	16,902	27.7%
Corn	22,008	27,784	(20.8%)
Sunflower	8,830	5,713	54.6%
Soybean	4,852	16,227	(70.1%)
Other	3,287	3,235	1.6%

Total crops (tons)	60,560	69,861	(13.3%)

Beef output (tons)	7,053	8,112	(13.1%)
Milk output (thousand liters)	15,880	12,570	26.3%
Operated surface area (in hectares)
Crops Owned farms	26,837	22,708	18.2%
Leased farms	28,747	25,307	13.6%
Farms under concession	3,963	4,500	(11.9%)
Beef Owned farms	97,901	104,933	(6.7%)
Leased farms	32,494	14,428	125.2%
Dairy Owned farms	3,723	2,376	56.7%
Sheep Owned farms	90,000	—	—
Land reserves (in hectares)
Owned farms	224,682	250,722	(10.4%)
Farms under concession	152,889	157,484	(2.9%)
Surface area under irrigation (in hectares)
Owned farms	3,748	3,701	1.3%
Leased farms	862	1,002	(14.0%)
Storage capacity (tons)
Owned plants	10,000	10,000	0.0%
Leased plants	8,000	8,000	0.0%
Beef cattle stock
Breeding (head)	74,348	84,915	(12.4%)
Fattening (head)	16,127	15,690	2.8%
Milking cows (head)	8,514	7,043	20.9%

Total beef cattle stock	98,989	107,648	(8.0%)

Daily average cows in milking (head)	3,100	2,620	18.3%

Notes:

•	Agro-Uranga S.A. (35.72% of 8,299 hectares) and Cactus (as a result of the de-consolidation) (24%) are both excluded from the above table

•	The farms under concession correspond to the surface area pro rata of our 99.99% interest in Agropecuaria Cervera S.A.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Results from IRSA Inversiones y Representaciones S.A.

The net income posted by IRSA Inversiones y Representaciones (NYSE: IRS – BCBA: IRSA) for the nine months ended on March 31, 2008 totaled Ps.22.9 million compared to the Ps.113.9 million income posted during the same period of fiscal 2007. It must be noted that in the first quarter of the current fiscal year, IRSA had recorded a Ps. 30 million loss, which means that in the second and third quarter it had the capacity of generating income sufficient to offset the loss in cumulative terms. Besides, this drop in income that arises from the comparison to the same period of the previous fiscal year is not explained by factors inherent in the operation of the various business segments that showed good performance throughout the fiscal year but rather by non-operational results, such as an increase in financial expenses and losses sustained by other companies. The result recorded is mainly due to the following:

IRSA’s operating income improved considerably, reaching Ps.223.7 million as of March 31, 2008 compared to Ps.159.8 million as of March 31, 2007. Such increase was mainly driven by the better performance shown by revenues, which rose by 58.7%, up from Ps. 521.9 million at March 31, 2007 to Ps. 828.5 million at March 31, 2008. The share of IRSA’s various segments in net sales was as follows: sales and developments Ps.175.2 million, offices and other rental properties Ps.73.0 million, shopping centers Ps.252.0 million, hotels Ps.115.1 million, credit cards Ps.212.7 million and financial operations and others Ps.0.5 million.

The results from related companies showed a loss of Ps.16.5 million compared to a gain of Ps.25.4 million in the same period of fiscal 2007. This may be mainly attributed to IRSA’s interest in Banco Hipotecario S.A. which incurred extraordinary losses in fiscal 2008.

As regards financial results, they entailed a Ps.74 million loss for the nine months ended on March 31, 2008, compared to income for Ps.23.6 million in the same period of fiscal 2007. The reason for this variation is twofold: on one hand, there is the issuance of Notes (Negotiable Obligations) by IRSA and APSA in fiscal 2007 which accrued interest as reflected in the increase in financing expenses. On the other hand, there was an impairment in certain financial assets in the portfolio resulting from the conditions prevailing in the market.

IRSA is Argentina’s leading real estate company with a fully diversified portfolio of properties. IRSA is actively engaged in the following business segments:

•	Office rental with more than 241,332 sqm. of premium office space for lease.

•

Operation of Shopping Centers through its 62.5% equity interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, BCBA: APSA). APSA is one of the leading operators of shopping centers in Argentina and owns or has majority interests in 10 shopping centers with a total of 261,999 sqm. of Gross Leaseable Area.

•	Holding and operation of luxury hotels through its equity interest in 3 five-star hotels.

Besides, IRSA owns residential properties for sale and land reserves for current and future developments amounting to a book value of Ps.465.8 million.

Additionally, IRSA has an 11.76% ownership interest in Banco Hipotecario, the leading Argentine mortgage bank whose net worth amounts to Ps.2,469.9 million. This amount has been calculated in accordance with professional accounting standards.

IRSA’s total consolidated assets amount to Ps. 4,199 million and its net worth amounts to Ps. 1,892 million.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

At March 31, 2008, Cresud had a direct interest amounting to 34.4% and an indirect interest amounting to 37.7% through its subsidiary IGSA.

Other Relevant Events

Financial Debt

As a result of the great investment opportunities that we consummated during the previous fiscal year, such as our interest in BrasilAgro and the acquisition of farms together with the growth in our developments in North West Argentina in the course of this fiscal year, we have incurred indebtedness at levels in excess of previous fiscal years, and at March 31, 2008 such indebtedness totals Ps. 176.2 million.

The analysis of the components of such debt shows a loan granted by Credit Suisse to finance our investment in BrasilAgro for Ps. 25.3 million and Ps. 46.6 million to finance our production of crops. The balance, i.e., Ps. 104.3 million is mostly short-term debt.

Type of indebtedness	Currency	Equivalent Amount in Pesos (million)	Term
Short-term	Ps.	104.3	Up to 180 days
Crop production financing	US$	46.6	Up to 144 days
Medium-term	US$	25.3	Up to 215 days

Note: The exchange rate considered for the loans denominated in US$ was US$ 1= Ps. 3.168, which reflects the selling exchange rate as published by Banco de la Nación Argentina and prevailing on March 31, 2008.

Capital Increase

In the month of March 2008, the process to increase our capital by 180 million shares of par value Ps. 1 per share and the right to one vote per share which had been approved by the Shareholders’ Meeting dated October 10, 2007 was completed. Thus, a total of 180 million shares that had been offered at a subscription price of US$ 1.60 or Ps. 5.0528 per share was fully subscribed by both local and foreign investors.

After this capital increase, the Company’s outstanding shares amount to 500,774,772.

Additionally, for each share subscribed, each shareholder received, at no additional charge, 1 warrant that entitles its holder to purchase 0.33333333 new shares at a price of US$ 1.68 per share to be bought. This means that 180 million warrants were granted which entitle their holders to buy a total of 60 million additional shares at the price mentioned. These warrants expire on May 22, 2015. The warrants are listed on the Buenos Aires Stock Exchange under the ticker symbol “CREW2”. We have additionally applied for listing on the Nasdaq.

Prospects for the coming quarter

The prospects of the agricultural industry at the global, regional and national levels are highly appealing. We believe that companies such as Cresud, with a history that goes back many years and in-depth knowledge of the industry will be in an unbeatable position to take advantage of the best opportunities arising in the market.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Within the favorable international context, Cresud has wisely tapped the opportunities in the sector. We have to emphasize the appreciation of the farms and the decisions made regarding the acquisition and sale of lands, which have allowed the Company to raise significant revenues; such as the sale of 4,974 hectares in the “Los Pozos” farm and of 2,471 hectares in the “La Esmeralda” farm for values close to 32 times and 8 times their book value. Cresud has increased its planted surface area in the last year and an increase has been perceived in the output in tons of the crops with a high degree of progress in harvesting as of March 31, 2008.

The last quarter of the fiscal year exerts the greatest impact on the agricultural and livestock business as a major portion of the soybean and corn seasons is harvested. We will continue with the harvest of crops in this season and we will start to prepare to plant the crops for the next stage.

As regards our cattle beef business, the strategy for the next quarter will be to continue with production and to focus on vertical integration so that we can slaughter our own cattle and export on behalf of third parties.

We will also continue with the expansion of our milk business. Besides, we are analyzing the possibility of growing in the milk production chain with by-products.

In terms of land being phased into production, we will continue to move forward also in the last quarter of fiscal 2008 with the development of marginal land in order to complete the 17,500 hectares in production in Agropecuaria Cervera S.A. and the 62,000 net hectares of planted prairies in our “Los Pozos” farm.

In line with our regional expansion strategy, we are currently analyzing new alternatives in other Latin American countries that offer conditions of soil, weather and infrastructure fit for agricultural development. We believe that there is an attractive opportunity to acquire and develop agricultural properties outside Argentina and our aim is to replicate our business model in countries such as Brazil, Bolivia, Paraguay and Uruguay. Our idea is to put together a regional portfolio with a major potential for appreciation.

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Comparative Shareholders’ Equity Structure

	As of March 31, 2008 Pesos	As of March 31, 2007 Pesos	As of March 31, 2006 Pesos	As of March 31, 2005 Pesos	As of March 31, 2004 Pesos
Current Assets	917,682,302	193,609,723	95,246,431	89,091,991	69,522,344
Non-current Assets	1,146,825,432	846,702,392	685,867,345	609,533,419	525,729,702

Total Assets	2,064,507,734	1,040,312,115	781,113,776	698,625,410	595,252,046

Current Liabilities	271,069,078	161,925,246	66,129,331	66,430,672	12,520,393
Non-current Liabilities	45,535,831	68,831,254	161,296,345	152,099,365	151,890,701

Total Liabilities	316,604,909	230,756,500	227,425,676	218,530,037	164,411,094

Minority Interest	1,238,352	495,572	320,465	5,366	104,178

Shareholders’ Equity	1,746,664,473	809,060,043	553,367,635	480,090,007	430,736,774

	2,064,507,734	1,040,312,115	781,113,776	698,625,410	595,252,046

Comparative Income Structure

	As of March 31, 2008 Pesos	As of March 31, 2007 Pesos	As of March 31, 2006 Pesos	As of March 31, 2005 Pesos	As of March 31, 2004 Pesos
Operating income	33,777,111	12,728,279	18,674,288	7,058,416	5,486,663
Financial and holding (loss) gain	(27,327,606)	(8,836,900)	15,219,507	(2,194,831)	602,205
Other income and expenses and income on equity	16,936,107	37,188,153	10,123,676	10,781,030	2,359,620
Management fees	(2,975,556)	(4,079,574)	(2,600,512)	(1,059,305)	(529,129)

Operating net income (loss)	20,410,056	36,999,958	41,416,959	14,585,310	7,919,359
Income Tax benefit (expense)	7,560,698	(348,091)	(18,176,414)	(5,111,658)	(3,259,735)
Minority Interest	(344,471)	64,299	136,482	60,085	102,532

Net Income	27,626,283	36,716,166	23,377,027	9,533,737	4,762,156

Production volume

	Three-month period March 31, 2008	Accumulated July 1, 2007 to March 31, 2008	Three- month period March 31, 2007	Accumulated July 1, 2006 to March 31, 2007	Three- month period March 31, 2006	Accumulated July 1, 2005 to March 31, 2006	Three- month period March 31, 2005	Accumulated July 1, 2004 to March 31, 2005	Three- month period March 31, 2004	Accumulated July 1, 2003 to March 31, 2004
Beef Cattle (in Kgs.)	2,347,510	7,036,158	2,912,046	8,112,493	3,226,444	7,758,548	2,492,476	8,480,476	3,364,013	8,475,050
Butyraceous (in Kgs.)	175,087	564,708	137,260	455,048	110,820	397,149	49,490	175,086	49,984	185,179
Crops (in quintals) *	303,840	605,600	498,654	696,096	351,735	522,413	308,221	532,601	185,386	325,436

*	One quintals equals one hundred kilograms

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Sales volume

	Three- month period March 31, 2008	Accumulated July 1, 2007 to March 31, 2008	Three- month period March 31, 2007	Accumulated July 1, 2006 to March 31, 2007	Three- month period March 31, 2006	Accumulated July 1, 2005 to March 31, 2006	Three- month period March 31, 2005	Accumulated July 1, 2004 to March 31, 2005	Three- month period March 31, 2004	Accumulated July 1, 2003 to March 31, 2004
Beef Cattle (in Kgs.)	1,350,732	7,307,164	1,984,396	8,680,231	3,228,274	10,838,907	4,125,490	13,078,115	4,299,517	10,645,720
Butyraceous (in Kgs.)	175,087	564,708	137,260	455,048	110,820	397,149	49,490	175,086	49,984	185,179
Crops (in quintals) *	303,479	962,012	90,961	403,518	86,461	949,929	136,257	455,315	156,306	389,377

*	One quintals equals one hundred kilograms

Local Market

	Three- month period March 31, 2008	Accumulated July 1, 2007 to March 31, 2008	Three- month period March 31, 2007	Accumulated July 1, 2006 to March 31, 2007	Three- month period March 31, 2006	Accumulated July 1, 2005 to March 31, 2006	Three- month period March 31, 2005	Accumulated July 1, 2004 to March 31, 2005	Three- month period March 31, 2004	Accumulated July 1, 2003 to March 31, 2004
Beef Cattle (in Kgs.)	1,350,732	7,307,164	1,984,396	8,680,231	3,228,274	10,838,907	4,125,490	13,078,115	4,229,517	10,645,720
Butyraceous (in Kgs.)	175,087	564,708	137,260	455,048	110,820	397,149	49,490	175,086	49,984	185,179
Crops (in quintals) *	303,479	962,012	90,961	403,518	86,461	949,929	136,257	455,315	154,306	389,377

*	One quintals equals one hundred kilograms

Ratios

	As of March 31, 2008 Pesos	As of March 31, 2007 Pesos	As of March 31, 2006 Pesos	As of March 31, 2005 Pesos	As of March 31, 2004 Pesos
Liquidity	3.385	1.196	1.440	1.341	5.553
Solvency	5.517	3.506	2.433	2.197	2.620
Non - Current assets to assets	0.555	0.814	0.878	0.872	0.883
Return on Equity	0.021	0.051	0.043	0.020	0.012

Eduardo S. Elsztain
Chairman

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Legal address: Moreno 877 - floor 23

Autonomous City of Buenos Aires

CUIT 30-50930070-0

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2008 and 2007, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2008 and 2007 and the complementary notes 1 to 19 and schedules A, B, C, E, F.1, F.2, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution N° 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2007 and 2006, on which we issued our unqualified report dated July 30, 2007, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2008 and 2007 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the suplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2007.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements were transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements, that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At March 31, 2008, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 295,094, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 12, 2008.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Dr. Andrés Suarez

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANóNIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: May 20, 2008.